CFC International, Inc.



Innovate


INTERNATIONAL

Transform


BEST
BUY
25




Aquafresh WHITENING
Aquafresh WHITENING
STRIPED GEL



Manufacture

TO OUR SHAREHOLDERS:

As I reflect on the year 2001, there is no question that it was a tough year. CFC International, Inc., like so many other companies, had many obstacles to contend with: an economy that was in a widespread downturn, a manufacturing recession and the tragic events of September 11th that made us all stop and re-evaluate how to move forward as a nation, a country, a company and as individuals.

Through it all though, our objectives have remained the same, to invest in the long-term future of the company. At CFC, we believe to be successful in the future, we need to be on the forefront of new technologies and new developments in order to meet our customers needs. We have been creating innovative technologies and solutions for our customers from the very beginning because we understand that's where new value is created not only for our customers, but also for our shareholders, our employees and the company.

Though sales and profits did not grow at the rate we would have liked in 2001, we made significant investments for our future. We began to see results from these investments in the fourth quarter of 2001, and they will continue to drive the company going forward. Let me tell you about some of the significant events of 2001 for CFC International, Inc.


"Our objectives have remained the same, to invest in the long-term future of the company."

During 2001, we finished consolidating our European operations and streamlining our efforts in Japan. Due to the worldwide reduction in cost strategies put in place in September 2000, the Company saved more than $3.8 million in operating expenses in 2001.

Sales for the year decreased 9.2 percent from $68 million in 2000, to $62 million in 2001. Overall sales, both domestically and internationally, were affected by lower actual volumes due to the slowing of the worldwide economy. During the year, we managed our balance sheet, reduced costs and capital spending. As a result, cash provided by operations increased to $7.9 million in 2001, from $2.1 million in 2000. Our capital spending decreased to $2.6 million in 2001, from $3.8 million in 2000.

The fourth quarter 2001 was also very encouraging. Sales increased 10.4 percent to $16.5 million in the fourth quarter of 2001, from $14.9 million in the fourth quarter of 2000. Net income in the fourth quarter of 2001 amounted to $566,000, compared to a net loss of $777,000 in the fourth quarter of 2000.

While our financial performance for 2001 was disappointing, the company accomplished a great number of things that I believe strongly position CFC for improved performance in 2002.

- We entered the gift card market, and received our first order from a major retailer. To further support our efforts in this market, we took occupancy of a 10,000 square foot secure facility space in Countryside, Illinois, investing $800,000 dollars in capital to successfully service this flourishing market segment.
- We successfully introduced HoloLam™ – a new full-faced holographic technology for the credit card industry.
- We conducted successful trials on our InMold technology with a major telecommunications manufacturer. CFC's InMold product allows decoration to occur as the part is being formed in the injection mold, thus eliminating the need for post-process decoration. This product allows our customers to be more cost-effective and efficient in their production process.
- We introduced a "geo-centric" concept in our sales force to better serve our customers, and flattened the sales structure to improve internal communications.
- We initiated a system to identify manufacturing anomalies, and developed a program to improve our consistency in manufacturing.

As I stated above, our future lies in new technologies and developments, and so our research and development expenses were 3.6 percent of net sales in 2001. In order to continue developing innovative products for our customers, we need to stay the course, and so we did – even in the face of an economic slowdown. In turn, our R&D associates developed several major new products during 2001, which will be introduced in 2002.

- In the company's printed products line, we developed a new product called NeoClad™, a non-PVC laminate. This specially formulated film is a durable, thermo-formable decorative laminate available in woodgrain patterns and other designs. NeoClad has the look of real wood and is protected with CFC's proprietary topcoat technology Armorite Plus™.
- In security products, we developed a unique product called Super Voidable tapes. Super Voidable tapes are a pressure sensitive tape that will be used to securely seal plastic moneybags (i.e., from banks, stores and casinos). The tapes possess special tamper-evident features that would indicate any attempts to open the bags before they have arrived at their intended destination. In addition, we are working diligently to expand this technology into a family of security tapes and labels (including holographic versions) for a variety of markets.
- In holography, we developed a product that uses "Cold Transfer" technology to simplify the decoration process of packaging. By using cold transfer technology, there is no stamping die, heat or high pressure to create the transfer. Rather, our customer prints a special adhesive onto the desired patterned area, and simply presses our cold transfer product against the adhesive to complete the transfer.

In closing, I feel very optimistic about CFC's performance for the coming year. Our orders in the fourth quarter of 2001 have shown consistent growth and our cost reductions are fully in place. While the first half of 2002 may remain somewhat flat, I feel that our commitment to pursuing and developing useful products and technologies for our customers will expand and strengthen our company into the future. Our management team and associates all over the world are focused on the goal of generating cash during 2002, and on the opportunities in front of us. I believe CFC's future looks bright, and that we are coming closer to our goal of becoming a $100 million worldwide holographic and specialty coated film company.

Lastly, I would like to thank our associates for their diligence and hard work, and all of our stockholders, customers, suppliers and business partners for supporting us this past year.

Roger F. Hruby
Chairman of the Board and Chief Executive Officer
March 18, 2002


2001
P054908
Viaflex® Container
500 mL Capacity

CFC Headquarters

CFC International, Inc.
500 State Street
Chicago Heights, IL 60411
Telephone: 708-891-3456
Fax: 708-758-5989
Website: www.cfcintl.com

CFC Holographics Packaging and Security Group
Countryside, IL

CFC Northern Bank Note Company
Countryside, IL

CFC Asia-Pacific
Tokyo, Japan

CFC Europe
Dartford, Kent
England

Göppingen, Germany

Paris, France

Worldwide Distribution Network

Europe
Belgium
Czech Republic
Holland
Hungary
Italy
Poland
Russia
Slovakia
Spain
Switzerland
Ukraine

Latin America
Argentina
Brazil
Chile
Colombia
Ecuador
Mexico

Middle East/Africa
Israel
Lebanon
South Africa
Syria
Turkey
United Arab Emirates

Pacific Rim
Australia
China
Hong Kong
India
Japan
Korea
Malaysia
New Zealand
Singapore
Taiwan
Thailand



cfc INTERNATIONAL

ISO 9001 REGISTERED

SAFE HARBOR STATEMENT

The statements in this report that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties which may cause results to differ materially from those set forth in those statements. Among other things, continued unfavorable economic conditions may impact market growth trends or otherwise impact the demand for the company's products and services; competition from existing and new competitors and producers of alternative products will impact the company's ability to penetrate or expand its presence in new or growing markets; uncertainties relating to the company's ability to develop and distribute new proprietary products to respond to market needs in a timely manner may impact the company's ability to exploit new or growing markets; the company's ability to successfully identify and implement productivity improvements and cost reduction initiatives may impact profitability; and risks inherent in international operations, including possible economic, political or monetary instability, may impact the level and profitability of the company's foreign sales. In addition to the factors set forth in this report, the economic, competitive, governmental, technological and other factors identified in the company's filings with the Securities and Exchange Commission, could affect the forward-looking statements contained in this report. We have no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this report or to reflect the occurrence of anticipated events.

Corporate Information

Directors

Roger F. Hruby
Chairman and Chief Executive Officer

William G. Brown
Partner
Bell, Boyd & Lloyd

Robert B. Covalt
Chief Executive Officer
Sovereign Specialty Chemicals, Inc.

Richard L. Garthwaite
President and Chief Operating Officer

Dennis W. Lakomy
Executive Vice President and Chief Financial Officer

Richard Pierce
Managing Director
Russell Reynolds Associates, Inc.

David D. Wesselink
Vice Chairman
Metris Companies

Executive Officers

Roger F. Hruby
Chairman and Chief Executive Officer

Richard L. Garthwaite
President and Chief Operating Officer

Dennis W. Lakomy
Executive Vice President and Chief Financial Officer

Committees of the Board

Audit Committee
David D. Wesselink
Robert B. Covalt
Richard Pierce

Compensation Committee
Richard Pierce
Roger F. Hruby

Stock Option Committee
Richard Pierce
Robert B. Covalt
David D. Wesselink

Company Headquarters

CFC International, Inc.
500 State Street
Chicago Heights, IL 60411
708-891-3456

Stock Listing

CFC International shares are listed and traded on the NASDAQ stock market. Ticker symbol: CFCI

Securities Information

Computershare Investor Services is the transfer agent, registrar and dividend dispersing agent for CFC International common voting stock.

Communications concerning stock transfer, change of address, lost stock certificates or proxy statement for annual meeting should be directed to:

Computershare Investor Services
Shareholder Communications Team
P.O. Box A-3504
Chicago, IL 60690
E-mail:
Web.Queries@Computershare.com

Investor Communications

Financial investors and securities analysts requiring financial reports, interviews or other information should contact the Chief Financial Officer at company headquarters, 708-757-2803, or visit our home page: (http://www.cfcintl.com).
E-mail: irinfo@cfcintl.com

Stock Prices

Price per Share of Common Stock

Year Ended December 31,	High	Low
2001		
1st Quarter	6.25	3.50
2nd Quarter	5.13	4.10
3rd Quarter	4.50	3.00
4th Quarter	4.60	3.40
2000		
1st Quarter	7.25	4.88
2nd Quarter	9.00	4.75
3rd Quarter	7.75	5.25
4th Quarter	7.00	3.06

Form 10-K Report

A copy of the company's annual report on Form 10-K, filed with the Securities and Exchange Commission, is available to shareholders without charge by writing Dennis Lakomy, Chief Financial Officer, at CFC Headquarters or by calling 708-757-2803.

ISO 9001 REGISTERED

2001 HIGHLIGHTS


Certificate
Microsoft
17% OF NET SALES

Holographic Products

Holographic sales declined 20.3 percent primarily due to a decrease in sales of security labels to prevent counterfeiting to a major customer whose volume declined, and another major customer who was in an over inventory position of holographic packaging.

The company expects this product line to continue to experience double digit growth in 2002, due to companies around the world requiring increased security/authenticity protection and additional packaging opportunities.


28% OF NET SALES

Printed Products

Sales increased slightly by 0.3 percent in this product line for 2001, due to the company's increased market share, which was offset by the continued softness in the manufactured housing and ready-to-assemble furniture markets.

The company expects modest gains in printed products in 2002, primarily due to the manufactured housing industry's forecast of improved sales in the second half of 2002. This in turn, should have a positive effect on consumer spending in related markets that the company serves such as the ready-to-assemble and value priced furniture segments.


15% OF NET SALES

Security Products

Security products increased 18.2 percent due to the company's entry into the gift card market, and providing intaglio printed documents to a foreign government.

This product line is expected to have single digit growth in 2002, as the company does not anticipate the same volume of intaglio printed documents to a foreign government. The company has added equipment and capacity to serve the flourishing gift card market and expects sales in this segment to offset this decline.


120 mg
Viaflex® Container
500 mL Capacity
Gentamicin
17% OF NET SALES

Pharmaceutical Products

Pharmaceutical products increased 20 percent due to the company's increase in sales from our largest customer, Baxter Healthcare in Europe.

The company expects single digit growth in this product line as customers expand globally and convert from glass intravenous (IV) solution bottles to plastic IV bags, which use CFC's coatings for labeling.


23% OF NET SALES

Specialty Pigmented & Simulated Metal Products

Sales decreased 33 percent in this product line due to the company completing its integration of higher margin products into CFC-Europe's product mix, and pricing itself out of lower marginal products.

The company expects this product line to remain at current levels as it focuses on higher margin, growth-oriented markets.

PART I

ITEM 1. BUSINESS

General

CFC International, Inc. ("CFC" or the "Company") formulates, manufactures and sells chemically-complex, multi-layered functional coatings, which provide superior performance under a wide range of operating conditions. The Company applies its proprietary coatings to rolls of plastic film from which its customers transfer the coatings to their products for protective and informative purposes. The Company produces five primary types of coating products: ***holographic products*** such as authentication seals used principally to certify and protect the authenticity of proprietary products and documents susceptible to counterfeiting and tampering and eye-catching holographic packaging; ***printed coatings*** such as simulated wood grains for furniture and manufactured home interiors; ***pharmaceutical pigmented coatings*** used as heat transfer printing approved by the FDA for pharmaceutical products such as intravenous solution bags; and ***security products*** such as magnetic stripes and signature panels for credit cards and intaglio printing for stocks, bonds and gift certificates (both paper and debit cards). The fifth type of product is ***specialty pigmented and simulated metal coatings*** used on products such as beverage cases and cosmetics. CFC is a leading supplier in many of the worldwide markets it serves.

In March 1999, CFC acquired German specialty chemical coatings manufacturer Ernst Oeser & Sons KG, now called CFC Oeserwerk GmbH, together with its wholly-owned French subsidiary, Oeser France S.A.R.L., after the acquisition called CFC Oeser France S.A.R.L. As of December 31, 2001, the French subsidiary is being merged into CFC Oeserwerk GmbH. References in this report to "CFC Oeser" are to these acquired businesses.

The Company's coatings are produced by milling pigments, solvents and resins into proprietary formulations, which combine multiple layers of custom coatings. These coatings are designed to react with each other to create a composite solid coating on a plastic film and are transferred off that film and onto the customers' products. The coatings are produced with a wide range of physical and chemical characteristics and in a broad array of colors, patterns and surface finishes that are designed to meet specific customer functional requirements. The Company's research and development capabilities enable it to create products specifically tailored to meet customers' requirements, such as resistance to specific chemicals or abrasion and to satisfy exacting design criteria, such as sophisticated overt and covert (conspicuous and hidden) holograms and simulated woodgrain and other patterns. By using the Company's products, customers also are able to address many of the problems manufacturers confront in complying with increasingly restrictive environmental laws and regulations because the customers avoid the use of liquid solvents and adhesives otherwise needed to apply coatings to their products.

The Company is one of the leading designers and producers of holograms, which are used to protect and authenticate brand name software and merchandise, transportation and event tickets and other similar applications requiring protection against unauthorized copying or counterfeiting. The Company provides eye-catching holographic packaging to major consumer product manufacturers. On January 3, 2000 the Company acquired from Applied Holographics PLC, its previous joint venture partner, the worldwide rights to certain holography technology (see "-- Holographic Products"). Previously, the Company's market was limited to North America. The Company also announced the formation of a division called CFC Holographics on January 24, 2000 to focus resources on opportunities in the worldwide holographic market. CFC is one of only a few companies worldwide with the ability to serve all stages of the holographic production process, from design to manufacturing and is a supplier to Intel Corporation of holograms used to authenticate certain of its products. Sales of products in this market represented approximately 17% of the Company's net sales in 2001. See "-- Holographic Products."

A principal market which the Company serves is printed coatings for engineered wood products ("Engineered Board") used to produce ready-to-assemble ("RTA") furniture, kitchen cabinets, manufactured home interiors, value-priced furniture and picture frames. The Company's coatings are designed to match or improve on the appearance, texture, durability, scratch, moisture and stain resistance of natural or painted wood. The Company is one of only two significant suppliers of printed coatings for the Engineered Board market. This market is growing rapidly throughout the world, as the environmental problems associated with paints, stains, the cost and environmental consequences of using real wood are becoming more significant. Sales of products in this market represented approximately 28% of the Company's net sales in 2001. See "-- Chemical Coatings -- Printed Products."

Another significant area for the Company's products is the pharmaceutical industry, which includes heat transfer printing for intravenous solution bags and other medical supplies. The Company's products provide the pharmaceutical industry with a reliable, environmentally safe method of conveying crucial medical information on surfaces on which printing is difficult. The Company's coatings for this market are used on FDA-approved products and are able to survive the sterilization process without degradation. The Company is one of the most significant suppliers to this stable and growing market and is the sole supplier to Baxter Healthcare Corporation for these products. Sales of products in this market represented approximately 17% of the Company's net sales in 2001. See "-- Chemical Coatings -- Pharmaceutical Products."

The Company is also focusing its efforts on the market for security products for transaction cards, which include credit cards, debit cards, identification cards, ATM cards and gift cards. The Company manufactures chemically reactive signature panels and multi-coercivity magnetic stripes for transaction cards and other documents and abrasion resistant tipping foils used to highlight the embossed lettering of transaction cards. The Company's coating products are used on credit cards for MasterCard, VISA and Diners Club International, to enhance the security and processing speed of transaction cards. The Company also has the ability to manufacture intaglio printed documents such as stock certificates, bonds, gift certificates and certificates of authenticity. Sales of products in this market represented approximately 15% of the Company's net sales in 2001. See "-- Chemical Coatings -- Security Products."

The Company also serves a variety of other consumer and industrial markets, which take advantage of the special functional capabilities of the Company's coatings. These markets include the automobile battery and cosmetics markets, which require acid and solvent resistant markings, and the consumer electronics and appliances markets, which require special surface durability and resistance to ultra-violet light degradation. Another product offering in this area is Infraprint, a foil that is very receptive for printing inks for label and high-speed printers. This product category has grown as a result of the CFC Oeser acquisition, although sales of this product line in Germany continue to decline as the Company deemphasizes this product line in favor of more profitable products. Sales of products in this market represented approximately 23% of the Company's net sales in 2001. See "-- Chemical Coatings -- Specialty Pigmented and Simulated Products."

CFC's products are sold to more than 5,000 customers worldwide. The Company generated approximately 47.8% of its 2001 revenues from sales outside of the United States and has sales, warehousing and finishing operations in the United Kingdom, as well as manufacturing and sales capability in Germany. The Company's margins and operating income result from the Company's proprietary technologies and from the Company's focus on quality. The Company received its International Standards Organization ("ISO") 9001 registration in June 1995, and was recently re-certified in July 2001. The Company's ISO 9001 certification provides assurance to the Company's customers that its quality systems are consistently capable of providing products that meet the customers' requirements. The Company has demonstrated its commitment to quality by providing zero-defect products. The Company has continually emphasized the importance of quality since successful implementation by the Company in 1989 of the Phillip Crosby Total Quality Management ("TQM") Program. See "-- Manufacturing and Production."

The Company's executive offices are located at 500 State Street, Chicago Heights, Illinois 60411 and its telephone number is (708) 891-3456. References to the Company in this report mean CFC International, Inc. and its consolidated subsidiaries, unless the context requires otherwise.

Business Strategy

The Company plans to continue its "Growth Performance Program." The objectives of this program are to obtain a leading worldwide share in its markets, to be the lowest cost producer, to continually improve efficiencies and quality, and to deliver products that meet customers' requirements. The Company seeks to attain these goals and to increase its worldwide sales and profitability through a strategy based on the following key elements:

Globalization. Because the Company's existing and potential customers have expanded the geographic markets in which they manufacture and sell their products, management of the Company is increasing its focus on the international demand for the Company's products. Accordingly, the Company intends to increase its worldwide sales distribution and manufacturing capabilities through alliances with foreign manufacturing organizations in order to benefit from the increasing globalization of the markets for the Company's products. In furtherance of this strategy, in March 1999, the Company acquired CFC Oeser, based in Germany and France, to penetrate the European market with its products. Also, in January 2000, the Company acquired worldwide rights to manufacture and market certain holographic technology from an English joint venture partner, expanding rights previously limited to North America.

Low-Cost Producer. The Company plans to maintain and enhance its position as a low-cost producer of transferable coatings by reducing and limiting its manufacturing costs and by increasing the efficiency of the Company's operations. In this regard, the Company has an Employee Gain-Sharing Program whereby employees are paid a portion of the annual cost savings that the Company realizes. The Company also continually modifies its manufacturing processes and equipment to utilize more efficiently the Company's production facilities and limit waste. The Company uses its Visual Process Control (VPC) system to identify and address non-productive areas, and minimize work in process between manufacturing steps. The Company continues to focus on solving non-conformancies in the liquid portion of the manufacturing process.

Quality Products. One of the Company's goals is to become a preferred supplier for all of its customers, and management of the Company believes that maintaining the highest levels in product and service quality are integral to the achievement of that goal. The Company strives to provide its customers with zero-defect products. In addition, the Company has obtained ISO 9001 registration from an approved ISO 9001 accreditation firm, which permits the Company to offer certification programs to its customers, thereby eliminating the need for the customers to make incoming inspections of the Company's products.

Development of New Technology. Management of the Company believes that a major factor contributing to the Company's operations has been continued investment in research and development. Continued development of new products and processes will be critical to keep abreast of the technology-driven changes in the needs of the Company's customers and to maintain a competitive advantage over the Company's competitors. The Company's Research and Development department has contributed to the development of formulae, proprietary know-how, modifications to existing equipment, and specifications for both new equipment and new raw materials. Tangible results include the proprietary technology NeoClad™ which the Company believes offers significant advantages and improvement over vinyl laminates in the printed products markets. The Company also has combined its ability to print in registration with its InMold technology that permits for decorating in the mold while a part is being molded to produce lenses for hand held electronical devices. The Company is also in the process of introducing a new product called Super Voidable Tapes. These tapes are used on money pouches, and if the bags are tampered with enroute to their destination, the word "void" appears on the tape. The Company has also developed another method to simplify the decoration process in packaging called "cold transfer." By using cold transfer technology, there is no need to use a stamping die, heat or high pressure to create a transfer. Instead, the customer prints a special adhesive onto the desired patterned area, and simply presses the cold transfer product against the adhesive to complete the transfer.

Overview of Products

The Company's principal product types include the following:

- ***Holographic Products*** include the Company's high-technology holograms used as security markings on products such as software packages and merchandise, transportation and event tickets, and other products susceptible to counterfeiting or tampering, as well as holographic images for packaging and other visual markets. The Company also has a patented, computer-generated dot-matrix process which produces minute juxtaposed holographic gratings resulting in a composite image with up to 60,000 individual holograms per square inch and which can include overt and covert data. The Company has also introduced AEGIS™ (Anti-Counterfeit Encrypted Graphic Image System), a computer-based imaging system that offers significant advances and improvements over what the industry calls dot matrix holography.

- ***Printed Products*** include specialized functional coatings used primarily as an alternative to painting or using liquid laminates on wood substitutes and plastics. The most important markets for these products include engineered board products used in the RTA furniture market, kitchen and bath cabinets, factory-constructed housing interiors, value-priced furniture, window trim and moldings, picture frames, consumer electronics, automotive and appliance markets. NeoClad™ is a non-PVC laminate that is more environmentally friendly than competitive vinyl laminates. This product adheres to the various surface elevations of profiled edges of medium-density fiberboard applications such as panel doors, and helps round out our offering to the furniture market. Its finish is comparable to wood, and it is less expensive and easier to apply than vinyl products, which saves our customers significant labor costs. Another new application is a combination of the Company's ability to print in registration with the Company's InMold decorating technology to produce lenses for hand held electronical devices.

- ***Pharmaceutical Products*** consist of specialized functional coatings for heat transfer printing on pharmaceutical products, such as intravenous solution bags, syringes and other uses requiring non-toxic ingredients, adhesion during the sterilization process and FDA approval.

- ***Security Products*** include tamper-evident signature panels and abrasion resistant tipping foils for transaction cards, as well as specialized multi-coercivity magnetic stripe products applied to both plastic transaction cards and disposable fibrous substrates, such as driver's licenses, student identification cards, airline tickets, mass-transit tickets and telephone debit cards. This product line also includes intaglio printing used on documents such as stock certificates, bonds, birth certificates, gift certificates, certificates of authenticity and encoding numbering and applying security devices to gift cards. This product group also includes a new product offering called Super Voidable tapes. These tapes are used to seal money pouches and if the bags are tampered with enroute to their destination the word "void" appears on the tape.

- ***Specialty Pigmented and Simulated Metal Products.*** Specialty Pigmented Products include automobile batteries, cosmetics containers, industrial signage and other markets requiring a particularly durable specialized functional coating. Specialty Simulated Metal Products include bright-simulated metal and reflective coatings used in the appliance, automotive and cosmetic markets. Most of these coatings are produced with a state-of-the-art ultra-violet curing process, which results in higher abrasion and chemical resistance. Another offering in this product category is Infraprint, a foil that permits high-speed inkjet and laser printing to its surface.

Markets

The Company and its subsidiaries operate in a single business segment, which is the formulating and manufacturing of chemically-complex, multi-layered functional coatings. The following table summarizes the Company's principal markets and product applications:

Market	Application	Selected Customers	% of CFC Sales 2001	Key Product Features
Holographic Products (product authentication, high-end eye-catching packaging)	Authentication seals, trophies, point-of-purchase packaging, security labels	Intel, Xerox, AquaFresh, Colgate, Crest, NASA Magazine, Foreign Government	17%	• Fully integrated manufacturing process • Authenticates products • AEGIS • Patented dot matrix
Printed Products (Engineered Board, building products, consumer electronics, home decorating, trophies/awards)	RTA furniture (bedroom, office, entertainment centers), promotional furniture (hotel and office), cabinets, manufactured home interiors, picture frames, award plaques, trophy bases, InMold products	Sauder Woodworking, Hart Furniture, Ameriwood, Lazy Boy, Cana, Inc., National Picture and Frame, Giusto Manetti Battiloro S.p.A. (Italy), Ashley Furniture, Progressive Furniture	28%	• Superior lead times • Scratch/mar resistant finishes (Armorite Plus™) • Match to any pattern or color • NeoClad™
Pharmaceutical Products	Intravenous solution bags, drainage bags, renal bags, syringes, pipettes, tubing	Baxter Healthcare, Abbott Labs, Tyco Kendal, B. Braun Medical, C.R. Bard, Fresenius, Bieffe Medital	17%	• Used on FDA approved products • Passes stringent sterilization process • Does not offset
Security Products (transaction cards, identification cards)	Magnetic stripes, signature panels, indent and tipping foils for credit cards, debit cards, ATM cards, access cards, driver's licenses, passports, intaglio printed security documents, gift cards, money delivery pouches	Visa, MasterCard, Diners Club, Discover Card, Eurocard, American Express, Sears, Novice, Best Buy, Foreign Government	15%	• High coercivity magnetic stripe is durable (exceeds life of card) • Signature panels are tamper evident • Intaglio printed stocks, bonds birth certificates and gift certificates • Gift cards • Super Voidable Tapes
Specialty Pigmented and Simulated Metal Products (injection molded and extruded plastics)	Beverage cases, industrial safety signs, battery cases, vent caps, spark plugs, dashboard inserts, tail lenses, toys, cosmetic containers	Rubbermaid, Johnson Controls, Mattel, Rehrig Pacific, Gillette, Bic	23%	• Scratch/mar resistant • Chemical resistant • Low-cost alternative • Variety of colors • Non-toxic

Chemical Coatings

The manufacture of the Company's chemical functional coatings is a multi-step process that involves pigments, solvents and resins which are blended into one of more than 2,500 proprietary formulations. The first step in production is the application of a release agent to a roll of plastic film carrier. The release agent allows the coating to separate from the plastic film carrier during the application of the coating by the customer to the customer's product. The plastic film carrier is then deposited with either pigments or dyes to achieve the desired color, pattern and physical characteristics. These characteristics include resistance to general abrasion, ultra-violet light exposure, contact with alcohol, exposure to solvents and reactive household chemicals, contact with acids, size of area to which the coating is applied, overstamping and adhesion characteristics, and the surface to which the specialty coating is applied. The number and type of coatings required are determined by the functional and visual requirements of the product. Specialty coatings for woodgrain products undergo a more extensive manufacturing process because of the intricacies involved in aligning the patterns to create a design during the coating process. Plated and simulated metal coatings require additional treatment in a vacuum deposition chamber, in which a microscopically thin coating of aluminum is deposited on the coating to give it its reflective and bright metallic appearance.

Holographic Products

In January 2000 the Company purchased the worldwide rights to certain holographic technology from a former joint venture partner, Applied Holographics PLC, for $3.6 million, and formed a new division, CFC Holographics to develop and exploit those rights and manufacture and market holographic products to customers around the world.

CFC Holographics has given the Company the unique ability to produce holographic art origination that involves a patented, computer-generated dot matrix technology. The Company's proprietary holographic technology, AEGIS, further enhances this dot matrix holography. In addition, CFC Holographics has provided the Company with the capability to develop and compete in a growing market for holographic coatings, which is a specialized type of transferable coating embossed with a holographic image. These holographic products are used primarily for security-sensitive products for authentication, anti-counterfeiting purposes; and for eye-catching point-of-purchase displays and consumer packaging.

In mid-2001 the Company consolidated its Ventura, California Optical Laboratory into its Countryside, Illinois facility. The Company originates its holograms at its holographic laboratory in Countryside, Illinois, by creating a master image through a process utilizing laser beams, mirrors and lenses. To produce a holographic master image, the subject of the hologram, which can be either a live image, a three-dimensional model, or flat artwork, is photographed using light from a laser beam that is split and refracted at differing angles and reunited in an interference pattern on a photographic plate. The Company then uses this photographic plate to create a metal plate or "shim" that is electro-magnetically grown from the master image. These metal plates are used to replicate the hologram by embossing the holographic image on specially formulated transferable coatings manufactured by the Company.

When a hologram is viewed from different angles, features of the depicted object can be seen that would not be visible in a photograph. Depending on the model and technique used to make the master image, the holographic image can be made to appear three-dimensional and to move as the viewing angle changes.

Holographic products represented approximately 15.8%, 19.4% and 17.0% of the Company's net sales in the years ended December 31, 1999, 2000 and 2001 respectively.

Holograms and Security or "Product Authentication"

Holograms, which cannot be color-copied and are not readily made except by a properly equipped holographic house, have established themselves as a premier technology for defending against unauthorized copying or counterfeiting of products. Identification of an authentic hologram, when used as a security device, is convenient and inexpensive and can also be done by sight without any special machinery. The Company is able to produce holograms that contain covert images that are visible only with the aid of special devices and which are more difficult to reproduce. The high degree of technical skill and capital investment required to replicate holograms acts as an obstacle to unauthorized duplication, thereby making holograms useful as anti-counterfeiting and security devices. Holograms are widely used as a security device by computer software and hardware companies, and entertainment event marketers, in addition to other industries. For example, the Company supplies holograms used to authenticate Intel Corp.'s Pentium® 3 and 4 microprocessors.

CFC Holographics' patented computer-generated dot matrix holographic origination process is capable of producing tiny "dot" holograms at a coverage rate of up to 60,000 dots per square inch. Each individual dot hologram can be oriented at any one of 256 different angles, thus creating juxtaposed holographic cells that change when the viewing angle changes. The Company has discovered how to produce computer-developed overlapping images so that these images appear as the viewer's angle-of-view changes. The flexibility created by the dot matrix process provides the Company with state-of-the-art holographic products that are both cost-effective and extremely intricate and, as a result, difficult for competitors to generate products of comparable quality and security orientation. The Company's proprietary holographic technology, AEGIS, further enhances this dot matrix holography. AEGIS allows micro precision dot placement, and varying dot sizes and shapes to be mixed together to create very smooth, fine lines and extremely complicated arcs and curves. AEGIS puts advanced security into dots-type holography, producing features that are difficult to reproduce at any resolution. The Company has introduced HoloLam, a full-face holographic pattern laminate for the full front and back of credit cards. The Company is introducing HoloMag, a magnetic stripe imbedded in a holographic design with overt and covert features.

Holographic Packaging Products

The visual appeal and uniqueness of holograms make them ideal for applications on consumer products and point-of-purchase displays. These include ribbons and paper for gift packaging, paper and plastic wrapping for packaging of food and other products. The Company's dot matrix technology results in holograms with a brighter appearance and an enhanced depth of image. In addition, the Company's 60" wide coating and embossing capabilities give the Company a lower cost structure, making holograms economically practical for these and additional applications, and give the Company a broader market for holographic products. Most competitors use embossers 6" to 30" wide. An example of this type of product application is the Company's development of holographic promotional packaging for Aquafresh Whitening Toothpaste and Colgate Total Toothpaste.

In holography, the Company developed a product that uses cold transfer technology to simplify the decoration process of packaging. By using the cold transfer technology, there is no stamping die, heat or high pressure to create the transfer. Rather, the customer prints a special adhesive onto the desired patterned area, and simply presses the cold transfer product against the adhesive to complete the transfer.

Printed Products

The Company's printed coatings are featured on numerous consumer products manufactured by companies such as Ashley, Cana, Giusto Manetti Battiloro S.p.A. (Italy), Hart and Sauder. Printed Products include Engineered Board coatings for RTA and promotional furniture, picture frames, manufactured housing and window treatments. These products represented approximately 26.5%, 25.6% and 28.2% of the Company's net sales in the years ended December 31, 1999, 2000 and 2001, respectively.

Engineered Board Coatings. Engineered Board coatings are functional and simulated patterned coatings including woodgrains, marbles, granites and other patterns used to coat particleboard and medium density fiberboard. A broad range of global consumer markets utilize engineered wood for RTA furniture and other products like trophies, awards and plaques. RTA furniture is designed to provide an inexpensive alternative to traditional furniture and is a market which has experienced especially strong growth in recent years. It is shipped unassembled from the factory to the store and is either assembled at the store before purchase or later by the consumer. RTA furniture products include home entertainment centers, home theater systems, TV and VCR stands, bookcases and furniture designed to hold home-office equipment. NeoClad™ is a non-PVC laminate that is more environmentally friendly than competitive vinyl laminates. It also has the feel of real wood. This specially formulated film is a durable, thermo formable decorating laminate available in woodgrain patterns and other designs. NeoClad is also protected with the Company's proprietary topcoat technology Armorite Plus™. The Company's FLEXRITE™ product, is a value-added coating for paneled cabinet doors and products with profiled, rounded edges. The Company's FLEXWRAP™ product wraps around arms, legs and pedestals of furniture made from medium density fiberboard.

The Company's proprietary product Armorite Plus™ is an innovative coating technology used in certain of the Company's printed products that provides exceptional scratch and mar resistance while allowing the customer greater manufacturing efficiency by reducing the need for another processing application. In addition, Armorite Plus™ has provided customers with cost savings due to a reduction in handling and shipping damage to their products.

Plastic Substrate Coatings. Plastic substrate coatings manufactured by the Company are used for similar visual and functional purposes as its Engineered Board coatings and are used on appliances, windows, doors, vinyl sidings, specialty window coatings and picture frames.

The fastest growing market for plastic substrate coatings is the plastic building products market, which uses plastics for windows, doors and vinyl siding. Plastics can be more cost effective than wood, especially in Asia and Europe, and plastic exterior building products do not shrink or warp to the degree that wood does and they are not susceptible to insect damage. The two principle challenges facing coatings for the plastic building products industry are fade resistance and adequate adhesion. CFC utilizes an erosion resistant polyvinylidene fluoride polymer ("PVFP") system to produce one of the most fade resistant coatings used in the industry. The PVFP system also produces flexible coatings, which allows for vacuum forming on plastics or post-forming on metal treated surfaces without visible cracking of the coating. CFC has also developed unique adhesion characteristics, which have improved acceptance of this coating in the marketplace.

Argents are a substitute for paint that is most recognizable as the metallic black coating on many consumer electronics and the grillwork on automobiles. Although this market is expanding worldwide, many of the Company's customers have moved their manufacturing operations of these products offshore. The Company intends to take advantage of this trend by distributing these products globally.

Specialty window treatment coatings simulate the appearance of fabric rather than wood or plastic. CFC offers a wide variety of solid pigmented coatings and printed patterns used by manufacturers of window treatments. Use of the Company's products allows the application of the specialty coating to be made at the site of the plastic extrusion process, thereby reducing the manufacture of specialty blinds from a multi-location process to a one-step process. Use of the Company's coatings also allows the manufacturers of window treatments to run their production equipment at higher speeds and without the use of solvent-based paints.

The Company's printed InMold products provide additional functionality and improved productivity for precision layouts on the housings of hand held electrical devices.

Pharmaceutical Products

A significant portion of the Company's pigmented coatings are designed for use on pharmaceutical products. Pigmented coatings used in the pharmaceutical industry must meet rigid quality specifications, including use of non-toxic ingredients, adhesion during the sterilization process, and FDA approval. The Company's attention to exacting standards, technology, industry expertise, dedication to research and development and quality assurance commitment has ensured its position as the market leader of transferable pharmaceutical coatings.

Typical applications for pharmaceutical coatings include intravenous solution bags, blood bags, renal bags, drainage bags, tubing and disposable syringes. CFC currently has stringent certification programs in place with large pharmaceutical companies, which provide the Company with their specific substrates and their exact usage requirements. CFC establishes quality control testing procedures to meet or exceed the customers' incoming quality control requirements, and, therefore, saves its pharmaceutical customers considerable time and labor costs on incoming inspections.

CFC is a "preferred supplier" to Baxter Healthcare Corporation worldwide. This means that CFC is one of only fifteen of Baxter's suppliers (out of approximately 800 approved suppliers) that meets Baxter's stringent standards for such designation. In order to attain "preferred supplier" status with Baxter, the Company was required to deliver products to Baxter for a three-year period free of defects in product quality, delivery procedures and paperwork. The Company has an exclusive supplier's contract for heat transferable coatings with Baxter, and Baxter has a majority market share of the intravenous solution bags sold worldwide. This contract was renewed for three years in March 2001. The Company also was named a "preferred supplier" to Abbott Laboratories' Hospital Products Division ("Abbott") in 1994, and has maintained that distinction. The Company was also named a "certified supplier" to Abbott's Montreal location in 1998. Other manufacturers of pharmaceutical products that the Company currently supplies include C.R. Bard, Inc., B. Braun Medical, Tyco Kendal, Bieffe Medital and Fresenius. It is one of the goals of CFC to achieve a similar supplier relationship with other pharmaceutical companies that require transferable coatings.

Pigmented coatings used on pharmaceutical products represented approximately 13.8%, 13.0%, 17.2% of the Company's net sales in the years ended December 31, 1999, 2000 and 2001 respectively.

Security Products

Security Products are divided into several categories within CFC's core coatings product line. These include tamper-evident signature panels, multi-coercivity magnetic stripe, high-abrasion indent and tipping foils, intaglio printed documents, gift cards and Super Voidable tapes.

Signature panels are formulated for credit and transaction cards and are designed to accept ballpoint pen ink directly on the signature panel. If tampering with the signature occurs, either through erasure or chemical treatment, the coating on the signature panel will discolor. This is a security feature requested by companies such as American Express, Diners Club, Eurocard, MasterCard, VISA and Discover Card.

The market for these products is strong and is expected to continue to experience growth. The increasing use of promotional cards by VISA and MasterCard, including airline mileage cards, automobile discount cards and other branded cards, is contributing to continued growth in the industry. The Company has been a major producer of tamper-evident signature panels since this market first emerged and has developed and maintains its own library of print cylinders for the signature panels for several companies. CFC is a specified supplier to VISA, MasterCard, Discover Card, Diners Club and other leading sponsors of transaction cards.

Multi-coercivity magnetic stripe products are coatings applied to plastic transaction cards, either by a conventional heat transfer process, or by a laminating process. The Company's magnetic stripe product offers improved ease of application and multi-coercivity (the amount of energy needed to encode information onto the stripe). The coercivity of a magnetic stripe determines the resistance of the stripe to extraneous energy sources. Magnetic stripes may also be used in combination with "smart chips" to further enhance card security, and not require a costly changeover in all reading device technology by retailers.

Magnetic stripes increasingly are being used in new applications that require both the conveyance of information and speed of processing, such as airline tickets, mass-transit tickets, building access cards, passports, driver's licenses and telephone debit cards. Because magnetic stripes are relatively inexpensive, they can be applied to paper products and do not present the environmental issues associated with solvent-based printing inks. They are an attractive alternative for disposable product applications.

High-abrasion tipping foils are coatings used to provide contrast between the embossed letters and the surface on plastic cards. They are offered in both pigmented and metallized colors and enhance the readability and general aesthetics of the card.

CFC-Northern Bank Note is an intaglio printer of high security documents such as stock certificates, bonds, gift certificates and certificates of authenticity. In the intaglio printing process, ink is built onto the surface upon which the printing is applied, and the ink is evident to the touch. CFC-Northern Bank Note also prints, numbers, encodes and applies security devices and distributes gift/debit type cards.

The Company recently has developed a unique security product called Super Voidable tapes. Super Voidable tapes are a pressure sensitive tape that will be used to securely seal plastic moneybags (i.e., from banks, stores and casinos). The tapes possess special tamper-evident features that would indicate any attempts to open the bags before they have arrived at their intended destination. In addition, we are working diligently to expand this technology into a family of security tapes and labels (including holographic versions) for a variety of markets.

Security products represented approximately 13.2%, 11.6% and 15.1% of the Company's net sales in the years ended December 31, 1999, 2000 and 2001 respectively.

Specialty Pigmented and Simulated Metal Products

The Company manufactures simulated metal coatings, which are used primarily on plastic substrates. They are produced in a wide array of bright metallic and reflective colors such as gold, silver, chrome, bronze, copper, green and other colors. The production of simulated metal coatings for plastics is a specialty niche business because these coatings require enhanced abrasion and chemical resistance characteristics. CFC has developed an ultra-violet curing process for simulated metal coatings that have demonstrably improved abrasion and chemical resistance. The Company has developed this process to meet the increasing demand for higher abrasion and chemical resistant simulated metal applications.

Key markets for the Company's simulated metal coatings include appliances, automotive, cosmetics, specialty advertising and they are used in improving point-of-purchase sales. These coatings are highly specialized and must be specifically developed for the product or container on which they are to be used. For example, a coating used on a lipstick container may not be usable on a perfume bottle. Product applications that utilize the Company's pigmented coatings include credit cards, blow molded bottles, automobile batteries, automotive gauges, copier panels, garbage cans, industrial signage, golfing accessories, housewares, lipstick tubes, mud flaps, pens, personal care products, recycle bins, squeeze tube and toys.

Specialty pigmented and simulated products represented approximately 30.7%, 30.3% and 22.3% of the Company's net sales in the years ended December 31, 1999, 2000 and 2001 respectively. The market for simulated metal coatings, particularly for use in graphics, is highly competitive and has been experiencing generally declining gross margins. Accordingly, the Company has determined to not actively pursue low margin graphics business in this market. Notwithstanding this decision, beginning with the CFC Oeser acquisition in March 1999, this product line's volume has increased substantially because the majority of CFC Oeser's sales were in this category, representing 81.1% of specialty pigmented and simulated metal sales for 2001. The Company's strategy is to add technology to the CFC Oeser product line and enhance the value of these products.

International Sales

The Company maintains offices, warehouse space and finishing operations in the United Kingdom, and manufacturing, laboratory and offices in Germany. In addition to sales made directly to international customers by the Company's Regional Managers covering Europe, and the Pacific Rim (including Japan), the Company sells to customers around the world through a network of forty-one distributors. The Company's markets have seen a new globalization, and the Company plans to continue its emphasis on the worldwide requirements of its customers and expanding overseas demand.

During the years ended December 31, 1999, 2000 and 2001, net sales to Europe, the Pacific Rim, and other customers outside of the United States were $31,607,000, $35,249,000 and $29,625,000, respectively, and represented approximately 47.8%, 51.7% and 47.8%, respectively, of the Company's net sales.

Research and Development

Management believes that a major factor contributing to the Company's growth has been continued investment in research and development. The Company's Research and Development department has contributed to the development of formulae, proprietary know-how, modifications to existing equipment, and specifications for both new equipment and new raw materials. Tangible results have included improved ease of coating application, abrasion resistance, functionality and the expansion of the market for the Company's holographic products. The recent development of NeoClad™ for printed products allows the Company's customers to use an environmentally friendly laminate that has the feel of real wood. The Company has also developed another method to simplify the decoration process in packaging called "cold transfer." By using cold transfer technology, there is no need to use a stamping die, heat or high pressure to create a transfer. Instead, the customer prints a special adhesive onto the desired patterned area, and simply presses the cold transfer product against the adhesive to complete the transfer.

The Company maintains a group of personnel that is dedicated to the creation of new patterns, designs, colors, shades and textures, including holographic designs. This includes an engineering and chemistry laboratory in Chicago Heights, Illinois that employs thirteen people. In addition, the Company maintains an art origination studio in Countryside, Illinois, that is dedicated to holographics and which employs four people who perform holographic research and development. The former holographic research laboratory in Ventura, California was consolidated into Countryside, Illinois in June 2001. In the years ended December 31, 1999, 2000 and 2001, the Company spent approximately $2,022,000, $2,745,000 and $2,222,000 respectively, on research and development.

Customers in the markets served by CFC are in the process of their own search for technological breakthroughs that will contribute to low cost production and expanded markets through new products and at the same time meet environmental standards. The Company is making substantial on-going investments in research and development in an effort to assist its customers in the development of new technology and products. Recent examples include InMold products for in mold decorating, NeoClad for furniture and home decorating products, HoloLam and HoloMag for custom credit card runs, Super Voidable Tape products and cold transfer technology for packaging.

Marketing and Sales

As of December 31, 2001, the Company had 21 full time sales people serving over 5,000 existing customers. Sales personnel include the Vice President of Sales and Marketing, who is responsible for the Americas, one Product Manager, four Regional Managers and fifteen Field Sales Engineers who are compensated on a salary plus commission basis. The Managing Director of the United Kingdom is responsible for all United Kingdom and African sales, the German Domestic Sales Manager is responsible for all German domestic sales, the German Export Manager is responsible for all Europe export sales from Germany and the Middle East, and a Regional Manager is responsible for the Pacific Rim (including Japan). The Vice President of CFC NBN is the security product manager. The majority of CFC's products are sold directly to original equipment manufacturers who incorporate the Company's products into their own products. In addition, limited use is made up of a network of two distributors who service small accounts in the United States, and thirty-nine distributors who service international markets. The Company's Japanese technical sales representative is responsible for Japan; however, all Japanese sales are through a distributor.

The Company markets a combination of standard products and specialty items on a minimum order basis, and most of the Company's sales are not pursuant to long-term sales contracts. Because most customers require prompt turnaround from order to delivery, the Company does not have a material amount of backlog and backlog comparisons are not indicative of sales trends at any given time.

The Company's three largest customers in 2001 were Baxter Healthcare, Ty, Inc. and Best Buy. Sales made to Baxter are pursuant to an exclusive provider contract, which was renewed for three years in March 2001. The agreement requires the Company to supply all of Baxter's needs for transferable coatings at specified prices, which may be adjusted to reflect changes in certain of the Company's costs. Sales to Baxter for each of 1999, 2000 and 2001, were $6,136,000, $5,558,000 and $6,926,000, respectively. Sales to Ty, Inc. for each of 1999, 2000 and 2001 were $2,314,000, $3,081,000 and $1,951,000, respectively. Sales to Ty, Inc. are made on an individual purchase order basis. Sales to Best Buy are made on a contract basis, prices may be adjusted similar to Baxter, and runs through December 31, 2002. Sales to Best Buy for each of 1999, 2000 and 2001 were $181,000, $733,000 and $1,976,000, respectively.

Manufacturing and Production

Much of the Company's machinery and equipment was engineered and developed by the Company. Technical manufacturing efficiencies allow the Company to maintain high quality standards while producing products efficiently. The Company's introduction of a 60" wide holographic embosser has given the Company a competitive cost advantage over the industry norm of 6" to 30" wide capabilities. Management of the Company believes this significantly increases the potential applications for holographic products.

The Company obtained ISO 9001 registration from an approved ISO 9001 accreditation firm in June 1995, which permits the Company to offer certification programs to its customers, thereby eliminating the need for the customers to make incoming inspections of the Company's products and also providing just-in-time inventory, reducing customers' inventory carrying costs. The Company successfully received re-certification in July 2001.

ISO 9001 registration requires continuing compliance with a series of generic standards that provide quality management direction as well as quality assurance requirements and guidelines. These standards were originally published in 1987 by the International Standards Organization. The same standards apply to all service and manufacturing companies. To maintain ISO 9001 registration, a company must not only meet the registration standards at the time of initial registration, but also must meet them on an ongoing basis during annual inspections. Compliance with the registration standards provides assurance to customers that a company's quality systems are consistently capable of providing products that meet the customers' requirements. Management of the Company believes that registration to one of the ISO 9001 standards will be required in the future to sell products in the European Union. In addition, many United States customers, including the Company's largest client, Baxter Healthcare Corporation and others, have acknowledged the value of registration.

Product Protection

The Company's success is heavily dependent upon its proprietary formulae and scientific and manufacturing know-how. Accordingly, the Company relies upon trade secrets and other unpatented proprietary information in its product development. All employees are parties to an employment agreement providing for confidentiality and the assignment of invention rights to innovations developed by them while employed by the Company. There can be no assurance that these types of agreements effectively will prevent disclosure of the Company's confidential information.

Competition

CFC competes with a number of companies in the transferable chemical coatings industry. The Company is aware of only one competitor, Leonhard Kurz & Co. GmbH, which competes with the Company in most of the Company's markets. Customer criteria for purchase of products include product quality, innovation and engineering capability, price, availability and service. The Company believes that it competes favorably on these factors.

Competitors range from small enterprises to divisions or subsidiaries of large multi-national conglomerates with greater financial and management resources than the Company. CFC uses a partnership approach in its relations with its major customers. Partner customers agree to purchase not less than 80% of their requirements from CFC and to furnish CFC with continuing long-term procurement projections. This gives partner customers preferential scheduling, priority research and development and personalized customer service.

The transferable chemical coatings industry not only requires specialized knowledge and technology, but also is capital intensive, requiring expensive difficult-to-construct and difficult-to-operate machinery and equipment to apply the specialty chemicals on to the film carrier. A production facility must also comply with stringent federal, state and local environmental laws and regulations.

The Company competes with three significant producers of holographic products in the United States, two of which have greater financial and management resources than the Company. The Company believes that the principal factors affecting competition are the basic design of the holograms, quick turnaround on art origination, consistency of embossing, low-cost manufacturing, the quality and brightness of the image and competitive pricing. The Company believes that it competes favorably on these factors.

Raw Materials and Supplies

The Company is not dependent on any one supplier for any single raw material. The Company's suppliers fall into three general groups: suppliers of plastic film that serve as the carrier for the Company's specialty coatings; suppliers of chemicals; and suppliers of packaging materials.

The Company purchases from suppliers on a purchase order basis and, consequently, has no long term supply contracts. The Company has not been materially affected by increases in raw material prices. Management believes that there are sufficient suppliers of plastic films, chemicals and packaging materials in the market to meet its requirements.

Governmental Regulation

The Company's operations are subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. The Company has installed equipment and procedures, which the Company believes result in controls substantially in excess of those required for full compliance with applicable state and federal environmental requirements. To better control airborne environmental emissions, the Company installed a stack and afterburner in 1992, which is currently designated by EPA standards as Maximum Achievable Control Technology and which, in tests observed in December 1997 by the Illinois EPA, resulted in a 100% capture and 99.6% destruction rate of the airborne pollutants generated by the Company's manufacturing processes, greatly exceeding the 81.0% EPA standard. Because both technology and applicable laws and regulations are evolutionary and subject to change, the Company cannot predict with any certainty the investments and expenditures that it will be required to make to comply with these changing laws and regulations.

Employees

As of December 31, 2001, the Company had approximately 373 full-time employees. These included 191 in manufacturing, 76 in support services, 54 in marketing and sales, 24 in research and development and 28 in administration and management. Certain of the Company's manufacturing employees in Germany are covered by collective bargaining agreements. The Company has never experienced a significant work stoppage and considers its employee relations to be good.

ITEM 2. PROPERTIES

The Company owns a 150,000 square foot building at 500 State Street in Chicago Heights, Illinois which houses its corporate headquarters and its primary manufacturing operations, and currently utilizes approximately 75% of the building's capacity. The Company's other principal properties are leased and include the following: a 38,000 square foot intaglio printing facility in Countryside, Illinois; a 10,000 square foot warehouse in Chicago Heights; a 10,000 square foot warehouse, finishing, and office facility in a suburb of London, England; and a 109,000 square foot manufacturing, warehouse, laboratory and office facility in Göppingen, Germany. The Company considers its properties to be adequate to conduct its business for the foreseeable future and believes that it would be able to acquire or lease additional property, if needed, on terms acceptable to the Company.

ITEM 3. LEGAL PROCEEDINGS

The Company's former parent corporation, Morton International, Inc. ("Morton"), has been named by government environmental agencies as a "potentially responsible party" with respect to environmental liabilities at the Fisher-Calo Superfund Site in Kingsbury, Indiana (the "Fisher-Calo Site"). Morton and other potentially responsible parties entered into a consent agreement in 1991 with the government agencies that provide for the remediation of the site, estimated to cost approximately $40 million, and which allocates approximately 0.24% of the remediation costs to Morton. While the Company has been named a potentially responsible party and a third-party defendant in the litigation relating to the clean-up of the Fisher-Calo Site, *U.S. v. David B. Fisher, et al,* which is pending in the U.S. District Court for the Northern District of Indiana, Morton and the Company have reached an agreement whereby Morton and the Company will share equally in the remediation cost that is ultimately determined to be attributable to waste produced by the Company's predecessor. Based upon such agreement, the Company estimates that its portion of the remediation costs will be approximately 0.12% of the total cost of remediation at the Fisher-Calo Site. There is no assurance that remediation of the Fisher-Calo site can be accomplished for $40 million. The Company has a remaining previously established accrued liability balance of $141,000 related to these matters at December 31, 2001. It is management's opinion, based upon investigation of the quantities and types of waste and the other parties involved, that the Company's share of any liability would not substantially exceed that amount. The adequacy of the accrued liability is reviewed periodically as more definitive information becomes available. In January 2002, the Company made a payment of $44,027, which represented a progress payment for remediation of this site. The Company's former parent has been notified it may be a potential responsible party with respect to environmental liabilities at the Galaxy Superfund site in Elkton, Maryland. At this time, the Company's liability, if any, can not be ascertained, however, the Company's management believes this will not have a material effect on the financial condition or results of operations of the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock, par value $.01 per share ("Common Stock"), is traded in the Nasdaq National Market tier of The Nasdaq Stock Market ("Nasdaq"), under the symbol "CFCI." On December 31, 2001, the last reported sale price of the Common Stock on the Nasdaq National Market was $4.00 per share. At March 11, 2002, there were approximately 134 record holders of the Common Stock. The table below sets forth the high and low sales prices of shares of Common Stock on the Nasdaq National Market as reported by Nasdaq for the periods indicated.

Market Information

	Price per Share of Common Stock	
	High	**Low**
Year Ended December 31, 2000		
1st Quarter	7.25	4.88
2nd Quarter	9.00	4.75
3rd Quarter	7.75	5.25
4th Quarter	7.00	3.06
Year Ended December 31, 2001		
1st Quarter	6.25	3.50
2nd Quarter	5.13	4.10
3rd Quarter	4.50	3.00
4th Quarter	4.60	3.40

The Company intends to retain its earnings, if any, to finance its growth and for general corporate purposes and therefore does not anticipate paying any cash dividends in the foreseeable future. The declaration and payment of any future dividends will be subject to the discretion of the Board of Directors of the Company. In addition, the Company's bank credit facility prohibits the payment of cash dividends. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Any determination as to the payment of dividends in the future will depend upon results of operations, capital requirements, restrictions in loan agreements, if any, and such other factors as the Board of Directors may deem relevant at the time.

ITEM 6. SELECTED FINANCIAL DATA

The selected financial data set forth below has been derived from the financial statements of the Company. The financial statements for each of the years in the five-year period ended December 31, 2001, have been audited by PricewaterhouseCoopers LLP, independent accountants, whose Report for the years ended December 31, 1999, 2000, and 2001 appears elsewhere in this Report. This selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes thereto appearing elsewhere in this Report.

	Year Ended December 31,				
	1997	1998	1999	2000	2001
	(In thousands, except per share data)				
Income Statement Data:					
Net sales	$ 42,319	$ 51,047	$ 66,147	$ 68,240	$ 61,995
Cost of sales	23,985	30,618	42,598	43,218	41,033
Selling, general and administrative	8,772	9,964	14,010	15,666	13,333
Research and development	1,344	1,585	2,022	2,745	2,222
Depreciation and amortization	2,093	2,072	3,329	4,225	4,076
International consolidation expense	-	-	-	768	-
Operating income	6,125	6,808	4,188	1,618	1,331
Interest expense	413	570	1,030	1,337	1,484
Interest income	-	-	-	(58)	(10)
Other expense	-	17	20	-	16
Other income	(6)	(30)	(29)	(163)	(29)
Income (loss) before taxes and minority interest	5,718	6,251	3,167	502	(130)
Provision (benefit) for income taxes	2,207	2,260	922	180	(55)
Minority interest in net income of CFC Applied Holographics (1)	290	343	-	-	-
Income (loss) from continuing operations	3,221	3,648	2,245	322	(75)
Net income (loss)	$ 3,221	$ 3,648	$ 2,245	$ 322	($ 75)
Basic earnings (loss) per share (see Note 12 in financial statements)	$ 0.71	$ 0.82	$ 0.49	$ 0.07	($ 0.02)
Diluted earnings (loss) per share (see Note 12 in financial statements)	$ 0.71	$ 0.80	$ 0.49	$ 0.07	($ 0.02)
Other Data:					
Capital expenditures	$ 3,319	$ 2,050	$ 2,958	$ 3,758	$ 2,586
Depreciation and amortization	2,093	2,072	3,239	4,225	4,076
Adjusted EBITDA (2)	8,218	8,880	7,517	6,611	5,407
Cash dividends declared (4)	None	None	None	None	None
Net cash provided by operating activities	4,690	6,168	3,095	2,066	7,696
Net cash used in investing activities	(3,566)	(2,050)	(7,048)	(7,290)	(2,359)
Net cash provided by (used in) financing activities	(214)	(513)	355	3,372	(2,182)
Balance Sheet Data:					
Working capital	$ 12,993	$ 15,306	$ 15,076	$ 14,940	$ 14,822
Total assets	35,498	39,280	55,362	56,401	55,197
Total debt (3)	8,585	10,624	21,029	24,418	22,134
Stockholders' equity	18,567	20,971	23,745	23,095	22,642

(1) The Company purchased the minority partners share on October 1, 1998.

(2) The Company believes adjusted earnings before interest, taxes, depreciation and amortization, international consolidation expense, other expense, other income and minority interest (adjusted EBITDA) is a meaningful measurement for its business. It should be noted that adjusted EBITDA noted above is not comparable to the similarly titled measure "EBITDA" used by other entities. The adjusted EBITDA differs from EBITDA and should also not be considered as an alternative to net income or cash flows from operating activities, which are determined in accordance with generally accepted accounting principles, as an indicator of operating performance or as a measure of liquidity.

(3) Includes current and long-term portions of debt.

(4) The Company's debt agreements prohibit the payment of dividends.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company formulates, manufactures and sells chemically-complex, transferable multi-layer coatings for use in many diversified markets such as furniture and building products, pharmaceutical products, transaction cards, including credit cards, debit cards, ATM cards and access cards, intaglio printing and on sophisticated embossable coatings for holographic packaging and authentication seals. During the period 1997 to 2001, the Company has experienced, and expects to continue experiencing, shifts in the relative sales and growth of its various products. The Company believes that such shifts are in the ordinary course of business and are indicative of its focus on specific niche markets. Holographic products grew from 13.4% in 1997 to 17.0% of net sales in 2001, primarily due to authentication sales and consumer products packaging. Printed products sales declined from 38.0% in 1997 to 28.2% of net sales in 2001. This decline as a percentage is due to the growth in other product lines. Sales of printed products increased from $16.1 million in 1997 to $17.5 million in 2001, or an increase of 8.7%. Pharmaceutical products sales declined from 19.1% in 1997 to 17.2% of net sales in 2001 due to the growth of other product lines. Actual pharmaceutical product sales increased from $8.1 million in 1997 to $10.7 million in 2001, or an increase of 32.1%. Security products sales decreased from 16.0% in 1997 to 15.1% of net sales in 2001. Sales of security products increased from $5.2 million in 1997 to $9.4 million in 2001, an increase of 80.7%, primarily due to intaglio printing for a foreign government and entering the gift card market. Specialty pigmented and simulated metal products sales increased from 13.5% in 1997 to 22.4% of net sales in 2001, primarily due to the acquisition of CFC Oeser. This acquisition occurred in March 1999 and added total sales of $17.8 million in 1999 of which $15.5 million represented specialty pigmented and simulated sales. Specialty pigmented and simulated metal products sales increased from $5.7 million in 1997 to $13.9 million in 2001, or an increase of 143.9%. The specialty pigmented and simulated metal products sales by CFC Oeser in 2001 amounted to $11.3 million. Without the CFC Oeser acquisition, sales in this product category would have decreased in 2001 to $2.6 million, compared to $4.8 million in 1999 and $5.7 million in 1997, a decrease due to the Company's decision to phase out certain products with marginal profitability.

The Company's cost of sales reflects the application of all direct product costs and direct labor, quality control, shipping and receiving, maintenance, process engineering and plant management. Selling, general and administrative expenses are primarily composed of sales representatives' salaries and related expenses, commissions to sales representatives, advertising costs and management compensation. Research and development expenses include salaries of technical personnel and experimental materials.

Results of Operations

The following table sets forth, for the periods indicated, certain income statement data as a percentage of net sales for such periods:

	December 31,		
	1999	2000	2001
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	64.4	63.1	66.2
Selling, general and administrative	21.2	23.2	21.5
Research and development	3.1	4.0	3.6
Depreciation and amortization	5.0	6.2	6.6
International consolidation expense	-	1.1	-
Operating income	6.3	2.4	2.1
Interest expense and other (income) expense	1.5	1.6	2.3
Income (loss) before taxes	4.8	0.8	(0.2)
Provision (benefit) for income taxes	1.4	0.3	(0.1)
Net income (loss)	3.4%	0.5%	(0.1%)

2001 Compared to 2000

Net sales for the year ended December 31, 2001 decreased 9.2% to $62.0 million from $68.2 million for the year ended December 31, 2000. Holographic product sales decreased 20.3% to $10.5 million for the year ended December 31, 2001 compared to $13.2 million for the year ended December 31, 2000, primarily due to the decrease in sales of security labels to prevent counterfeiting to a major customer whose volume declined, and another major customer who was in an over inventory position of packaging at the end of December 31, 2000. Printed products sales remained even at $17.5 million for the year ended December 31, 2001 and the year ended December 31, 2000. This was primarily due to a slow down in the manufactured housing market offset by the Company's increase in market share. Pharmaceutical product sales increased 20.0% to $10.7 million from $8.9 million primarily as a result of an increase in sales in Europe. Security products (magstripe, signature panels, tipping products for credit cards, intaglio printed documents and gift cards) sales increased 18.2% to $9.4 million from $7.9 million. This increase is due primarily to the Company's entry into the gift card market and sales of security documents to a foreign government. Sales of specialty pigmented and simulated metal products decreased 33.0% to $13.9 million from $20.7 million, primarily due to the Company's decision to phase out products with marginal profitability.

Cost of goods sold for the year ended December 31, 2001 decreased 4.7% to $41.0 million from $43.0 million for the year ended December 31, 2000. The decrease in costs is primarily a result of lower sales volume. The cost of sales as a percentage of net sales for the year ended December 31, 2001 was 66.2% as compared to 63.1% for the year ended December 31, 2000. The increase in cost of goods sold as a percentage of net sales was due to the cost of using subcontractors on a foreign government security documents job.

Selling, general and administrative expenses for the year ended December 31, 2001 decreased 15.7% to $13.3 million from $15.8 million for the year ended December 31, 2000. The decrease in selling, general and administrative expenses is primarily a result of the impact of the worldwide reduction in workforce which was initiated during the third quarter of 2000. As a result, selling, general and administrative expenses for the year ended December 31, 2001 decreased as a percentage of net sales to 21.5% from 23.2% for the year ended December 31, 2000.

Research and development expenses for the year ended December 31, 2001 decreased 19.1% to $2.2 million from $2.7 million for the year ended December 31, 2000. The decrease in research and development expense was primarily due to the closing of the Company's Optical Laboratory in Ventura, California and the consolidation of those functions into its Countryside, Illinois facility. Research and development expenses for the year ended December 31, 2001 and December 31, 2000 as a percentage of net sales were 3.6% and 4.0%, respectively.

International consolidation expense for 2001 decreased to zero from $768,000 for 2000. The fiscal year end 2000 expense was the result of activities undertaken in August of 2000 to consolidate international operations. During 2001 the $217,000 of costs accrued as of December 31, 2000 were paid and activities to consolidate operations had been completed under the August 2000 plan.

Total operating expense for the year ended December 31, 2001 decreased 8.9% to $60.7 million from $66.6 million for the year ended December 31, 2000 due primarily to the Company's cost reduction activities. Total operating expenses for the year ended December 31, 2001 and December 31, 2000 as a percentage of net sales were 97.9% and 97.6%, respectively, with the percentage being relatively flat because of the sales decline in 2001.

Operating income for the year ended December 31, 2001 decreased 17.6% to $1.3 million from $1.6 million for the year ended December 31, 2000. Operating income for the year ended December 31, 2001 decreased as a percentage of net sales to 2.1% from 2.4% for the year ended December 31, 2000.

Interest expenses for the year ended December 31, 2001 increased 11.1% to $1.5 million from $1.3 million for the year ended December 31, 2000. The increase in interest expense was a result of an increase in interest expense resulting from interest on loans outstanding to fund the purchase of the worldwide rights in certain holographic technology. The purchase in January 2000 included eight months of non-interest bearing debt financing held by the seller, which was converted to interest bearing bank debt in September 2001, which was further offset by lower interest due to scheduled principal payments of debt.

Net income (loss) for the year ended December 31, 2001 decreased to a loss of $75,000 from net income of $322,000 for the year ended December 31, 2000. This decrease was due to reasons discussed previously.

2000 Compared to 1999

Net sales for the year ended December 31, 2000 increased 3.2% to $68.2 million from $66.1 million for the year ended December 31, 1999. Holographic product sales increased 27.0% to $13.2 million for the year ended December 31, 2000 compared to $10.4 million for the year ended December 31, 1999, primarily due to the increase in sales of security labels to prevent counterfeiting and eye-catching packaging. Printed products sales decreased 0.4% to $17.46 million from $17.53 million primarily due to a slow down in the manufactured housing market offset partially by the Company's increase in market share. Pharmaceutical product sales decreased 2.4% to $8.9 million from $9.1 million primarily as a result of a competitive non-FDA approved product introduced in Latin America and the adverse affect on sales due to weaker European currencies. Security products (magstripe, signature panels, tipping products for credit cards and intaglio printed security documents) sales decreased 9.2% to $7.9 million from $8.8 million. This decrease is due primarily to pricing pressures in signature panel and magnetic stripes. Sales of specialty pigmented and simulated metal products increased 1.8% to $20.7 million from $20.3 million, primarily due to the CFC Oeser acquisition. In 1999, sales included nine and one-third months of Oeser sales after acquisition compared with twelve months sales activity in fiscal 2000. The Company acquired Oeser on March 19, 1999. The Oeser acquisition provided sales of $16.6 million in 2000 and sales of $17.8 million in 1999, primarily in specialty pigmented and simulated metal products.

Cost of goods sold for the year ended December 31, 2000 increased 1.1% to $43.0 million from $42.6 million for the year ended December 31, 1999. The cost of goods sold as a percentage of net sales for the year ended December 31, 2000 was 63.1% as compared to 64.4% for the year ended December 31, 1999. With the Oeser acquisition, cost of goods sold increased to $15.2 million in 2000, compared to $14.2 million in 1999 due to a full year of Oeser manufacturing costs offset by lower sales volume.

Selling, general and administrative expenses for the year ended December 31, 2000 increased 12.9% to $15.8 million from $14.0 million for the year ended December 31, 1999. This increase is primarily due to the increase in selling, general and administrative expenses attributable to having a full 12 months of CFC Oeser activity for 2000 of $4.2 million; compared to nine and one-third months of activity in 1999, for $3.8 million, plus adding sales and marketing resources globally to penetrate the markets served. Selling, general and administrative expenses for the year ended December 31, 2000 increased as a percentage of net sales to 23.2% from 21.2% for the year ended December 31, 1999.

Research and development expenses for the year ended December 31, 2000 increased 35.8% to $2.7 million from $2.0 million for the year ended December 31, 1999. The increase in research and development expense was primarily due to the CFC Oeser acquisition and additional research resources at the Company's facility in Chicago Heights, Illinois. Research and development expenses for the year ended December 31, 2000 and December 31, 1999 as a percentage of net sales were 4.0% and 3.1%, respectively.

International consolidation expense of $768,000 in 2000 represents non-recurring expense incurred for activities undertaken to consolidate international operations. In August 2000 the Company's executive management approved and committed to a plan to substantially change the structure of and consolidate its foreign operations, including an involuntary termination plan with respect to Company employees whose jobs were downsized. The change in structure and consolidation resulted in workforce reductions from the closure of the Company's Tokyo sales office, the closure of the Company's Paris office and reductions in workforce in the Company's locations in England, Germany and the United States. The components of the international consolidation expense were $578,000 of severance expenses, $100,000 for lease termination costs and $90,000 for asset disposals. At December 31, 2000, approximately $217,000 of the estimated costs were unpaid and accrued for. These costs were paid in 2001.

Total operating expense for the year ended December 31, 2000 increased 7.5% to $66.6 million from $62.0 million for the year ended December 31, 1999. Total operating expenses for the year ended December 31, 2000 and December 31, 1999 as a percentage of net sales were 97.6% and 93.7%, respectively.

Operating income for the year ended December 31, 2000 decreased 61.8% to $1.6 million from $4.2 million for the year ended December 31, 1999. Operating income for the year ended December 31, 2000 decreased as a percentage of net sales to 2.4% from 6.3% for the year ended December 31, 1999. This decrease was due to increased selling, general and administrative expenses and non-recurring international consolidation expense discussed above.

Interest expense for the year ended December 31, 2000 increased 29.7% to $1.3 million from $1.0 million for the year ended December 31, 1999. The increase in interest expense was a result of an increase in the interest on loans outstanding to fund the CFC Oeser acquisition in March 1999.

Net income for the year ended December 31, 2000 decreased 85.7% to $322,000 from $2.2 million for the year ended December 31, 1999. This decrease was primarily due to an increase in cost of goods sold and an increase in operating expenses discussed previously.

Quarterly Results of Operations

The following table presents unaudited financial information for each of the quarters in the period ended December 31, 2001. This data has been prepared on a basis consistent with the audited financial statements appearing elsewhere in this Report, and in the opinion of management, includes all necessary adjustments (consisting only of normal recurring adjustments) required to present fairly the unaudited consolidated quarterly results when read in conjunction with the audited consolidated financial statements of the Company and notes thereto appearing elsewhere in this Report. The results of operations for any quarter are not necessarily indicative of results to be expected for any future period.

	Quarter Ended							
	Mar. 31 2000	June 30 2000	Sept. 30 2000	Dec. 31 2000	Mar. 31 2001	June 30 2001	Sept. 30 2001	Dec. 31 2001
Net sales	$8,258	$17,801	$17,281	$14,900	$6,310	$14,614	$14,621	$16,451
Cost of goods sold	10,778	10,624	11,163	10,498	10,549	9,594	10,470	10,420
Selling, general and administrative	4,334	4,401	3,609	3,478	3,376	3,367	3,322	3,268
Research and development	741	668	705	630	630	540	555	497
Depreciation and amortization	873	801	1,396	1,155	1,090	950	862	1,174
International consolidation expense	-	-	768	-	-	-	-	-
Total operating expense	16,726	16,494	17,641	15,761	15,645	14,451	15,209	15,359
Operating income (loss)	1,574	1,307	(360)	(861)	665	163	(588)	1,092
Interest expense	294	243	301	497	402	408	418	256
Interest income	-	-	-	(59)	-	-	-	(10)
Other income	(9)	(9)	(9)	(136)	(7)	(7)	(7)	(7)
Income (loss) before taxes	1,247	1,073	(652)	(1,162)	254	(238)	(999)	853
Provision (benefit) for income taxes	435	341	(210)	(386)	97	(91)	(347)	286
Net income (loss)	$ 812	$ 732	$ (442)	$ (776)	$ 157	$ (147)	$ (652)	$ 567
Percentage of Net Sales								
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	59.0	59.7	64.6	70.5	64.7	65.6	71.6	63.3
Selling, general and administrative	23.7	24.7	20.9	23.3	20.7	23.0	22.7	19.9
Research and development	4.1	3.8	4.1	4.2	3.9	3.7	3.8	3.0
Depreciation and amortization	4.8	4.5	8.1	7.8	6.7	6.5	5.9	7.1
International consolidation expense	0.0	0.0	4.4	0.0	0.0	0.0	0.0	0.0
Total operating expense	91.6	92.7	102.1	105.8	95.9	98.9	104.0	93.3
Operating income (loss)	8.4	7.3	(2.1)	(5.8)	4.1	1.1	(4.0)	6.6
Interest expense	1.6	1.4	1.7	3.3	2.5	2.8	2.8	1.6
Interest income	0.0	0.0	0.0	(0.4)	0.0	0.0	0.0	(0.1)
Other income	0.0	0.0	(0.1)	(0.9)	0.0	0.0	0.0	0.0
Income (loss) before taxes	6.8	6.0	(3.8)	(7.8)	1.6	(1.7)	(6.8)	5.1
Provision (benefit) for income taxes	2.4	1.9	(1.2)	(2.6)	0.6	(0.6)	(2.4)	1.7
Net income (loss)	4.4%	4.1%	(2.6%)	(5.2%)	1.0%	(1.1%)	(4.4%)	3.4%

The third and fourth quarters of 2000 and the second and third quarters of 2001 include benefits for income taxes resulting from net losses from operations, and the reversal of tax provisions previously provided for operations incurring net losses for the year.

Liquidity and Capital Resources

The Company's primary sources of working capital have been net cash provided by operating activities and net borrowings under various loan agreements. Net cash provided by operating activities was $3,095,000, $2,066,000 and $7,696,000 for the years ended December 31, 1999, 2000 and 2001 respectively.

The Company's capital expenditures were $2,958,000, $3,758,000 and $2,359,000 for the years ended December 31, 1999, 2000 and 2001 respectively. The Company has no material commitments to purchase equipment.

The Company has used the following financing arrangements to fund the growth of its business:

- To finance expansion of its primary production facility and related equipment purchases, in June 1996 the Company received $4,005,000 from the issuance of Illinois Industrial Development Bonds. The bonds bear interest at a floating rate not to exceed 12% (1.70% at December 31, 2001). Principal payments of $200,250 are due annually through 2007, and the principal balance of $1,802,250 will be due at maturity of the bonds on June 1, 2008.

- To finance the acquisition of its CFC-Northern Bank Note business, in September 1997 the Company issued the seller a ten year, 6% subordinated note in the principal amount of $3,000,000. The Company's stock price was $10.50 at the date of issuance. The note is convertible into the Company's common stock at the option of the holder at $14.00 per share. The Company's stock has not closed at or in excess of $14.00 since issuance of the option, through the year end 2001. The conversion feature was not "in the money" nor was conversion possible at the date of issuance of the note. No beneficial conversion feature existed at the date of issuance. In accordance with paragraph 12 of APBI No. 14, no portion of the proceeds from the issuance was accounted for as attributable to the conversion feature at issuance. The Company had no other business.relationship with the seller.

- In connection with the refinance of its owned property in November 1998, the Company paid off its then existing loan and mortgage and entered into a new five year loan and mortgage in the principal amount of $2,625,000, with a fixed annual interest rate of 7.05%.

- To finance its acquisition of CFC Oeser in March 1999, the Company entered into a term loan, and revolving loans in the aggregate principal amount of $9,525,000, with annual interest rates ranging from 5.0% to 8.0%.

- To finance the acquisition of the CFC Applied Holographic worldwide technology rights in January 2000, the Company entered into a term loan in the amount of $3,200,000, with a fixed annual interest rate of 9.09%. On June 1, 2001, the Company refinanced the term loan in the amount of $5,770,000, to finance 2001 capital expenditures at a fixed annual interest rate of 7.7%.

- The Company and its subsidiaries have various revolving credit arrangements that provide for maximum borrowings of approximately $31,300,000 as of December 31, 2001. Amounts available under these arrangements as of December 31, 2001 were $9.2 million. Under these revolving credit arrangements, interest is payable at either the respective banks prime rate (4.75% and 9.50% at December 31, 2001 and 2000, respectively) or in the United States at LIBOR plus 1.5% at the Company's option. At December 31, 2001, the Company elected LIBOR and the effective interest rate was 3.375%. The revolving credit arrangements expire at various dates beginning in 2003. The Company is required to pay a quarterly fee for the unused portion on one of its facilities at an amount equal to .125% times the daily average of the unused portion. Those payments in 2001, 2000 and 1999 were not significant. In February 2002, the bank waived the default of a financial covenant related to pretax income for 2001.

The Company believes it will continue to generate cash flow from operations and expects to be profitable in 2002. The Company will continue to consider other avenues to improve profitability such as further cost containment measures or other changes in operations. The Company believes that the net cash provided by operating activities and amounts available under the Credit Facility are sufficient to finance the Company's operations through 2002. Additionally, the Company historically has obtained financing on normal commercial terms to fund acquisitions and major equipment purchases, and anticipates it will be able to continue to do so in the future if opportunities or needs arise.

Seasonality and Impact of Inflation

Historically, the Company has experienced lower net sales levels during the fourth quarter and increased net sales levels during the following first quarter. This has been primarily due to year-end depletion of inventory levels by the Company's customers and due to the holidays at the end of the year, as the Company's customers have an increased number of holiday plant closings. In addition, fourth quarter pharmaceutical product sales generally are lower as a result of the postponement of elective surgeries during holiday periods. In previous years, sales of fourth quarter printed products for use in the ready-to-assemble furniture market have been generally greater than third quarter sales in each of the previous years. This was not true in 2000 because of the general softness in the economy the company serves. Fourth quarter sales in 2001 were bolstered by the new gift card business.

Inflation has not had a material impact on the Company's net sales or income to date. However, there can be no assurance that the Company's business will not be affected by inflation in the future.

Recent Accounting Pronouncements

In 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires recognition of all derivative instruments in the statement of financial position as either assets or liabilities, measured at fair value, and was effective for all fiscal years beginning after June 15, 1998. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" which amended SFAS No. 133 for all fiscal quarters of fiscal years beginning after June 15, 2000. These statements additionally required changes in the fair value of derivatives to be recorded each period in current earnings or comprehensive income depending on the intended use of the derivatives. The Company's adoption of these pronouncements had no impact on the Company's results of operations, financial position or cash flows.

In June 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 (SFAS 142) "Goodwill and Other Intangible Assets". The statement addresses accounting and reporting for (i) intangible assets at acquisition and (ii) for intangible assets and goodwill subsequent to their acquisition. As it relates to the Company's goodwill and intangible assets in existence at December 31, 2001, the statement requires that management reassess the useful lives and amortization period of such assets. For those with an indefinite useful life, periodic amortization is to be discontinued and an annual impairment test is to be established beginning January 1, 2002. The Company does not expect the adoption of this pronouncement to have a material impact on its statement of financial condition or cash flows upon adoption, and is currently assessing the impact that the pronouncement may have on its results of operations in fiscal 2002 and thereafter.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for fiscal years beginning after June 15, 2002. The Company is currently assessing the impact of this new standard.

In July 2001, the FASB issued SFAS No. 144, "Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001. The provisions of this statement provide a single accounting model for impairment of long-lived assets. The Company is currently assessing the impact of this new standard.

Special Note on Forward-Looking Statements

The Company believes that certain statements contained in this report and in the future filings by the Company with the Securities and Exchange Commission and in the Company's written and oral statements made by or with the approval of an authorized executive officer that are not historical facts constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and the Company intends that such forward-looking statements be subject to the safe harbors created thereby.

The words and phrases "looking ahead," "is confident," "should be," "will," "predicted," "believes," "plans," "intends," "estimates," "likely," "expects" and "anticipates" and similar expressions identify forward-looking statements.

These forward-looking statements reflect the Company's current views with respect to future events and financial performance, but are subject to many uncertainties and factors relating to the Company's operations and business environment which may affect the accuracy of forward-looking statements and cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. As a result, in some future quarter the Company's operating results may fall below the expectations of securities analysts and investors. In such an event, the trading price of the Company's common stock would likely be materially and adversely affected. Many of the factors that will determine results of operations are beyond the Company's ability to control or predict.

Some of the factors that could cause or contribute to such differences include:

- The effect of continuing unfavorable economic conditions on market growth trends in general and on the Company's customers and the demand for the Company's products and services in particular;
- Risks inherent in international operations, including possible economic, political or monetary instability and its impact on the level and profitability of foreign sales;
- Uncertainties relating to the Company's ability to consummate its business strategy, including the unavailability of suitable acquisition candidates, or the Company's inability to finance future acquisitions or successfully realize synergies and cost savings from the integration of acquired businesses;
- Changes in raw material costs and the Company's ability to adjust selling prices;
- The Company's reliance on existing senior management and the impact of the loss of any of those persons or its inability to continue to identify, hire and retain qualified management personnel;
- Uncertainties relating to the Company's ability to develop and distribute new proprietary products to respond to market needs in a timely manner and the Company's ability to continue to protect its proprietary product information and technology;
- The Company's ability to successfully identify and implement productivity improvements and cost reduction initiatives;
- The Company's reliance on a small number of significant customers;
- Uncertainties relating to the Company's ability to continue to compete effectively with other producers of specialty transferable coatings and producers of alternative products with greater financial and management resources; and
- Control of the Company by a principal stockholder.

The risks included here are not exhaustive. Other sections of this report may describe additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impacts of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

The Company has no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after March 12, 2002 or to reflect the occurrence of anticipated events.

Investors should also be aware that while the Company's management does from time to time, communicate with securities analysts, it is against Company policy to disclose to them any material non-public information or other confidential commercial information. Accordingly, investors should not assume that the Company agrees with any statement or report issued by any analyst irrespective of the content of the statement or report. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not deemed to be the Company's responsibility.

Quantitative and Qualitative Disclosures about Market Risk

The Company does not use derivative financial instruments to address interest rate, currency, or commodity pricing risks. The following methods and assumptions were used to estimate the fair value of each class of financial instruments held by the Company for which it is practicable to estimate that value. The carrying amount of cash equivalents approximates their fair value because of the short maturity of those instruments. The estimated fair value of accounts receivable approximated its carrying value at December 31, 2001 and 2000 based upon analysis of their collectability and net realizable value. The estimated fair value of the Company's long-term debt approximated its carrying value at December 31, 2001 and December 31, 2000, based upon market prices for the same or similar type of financial instrument. The Company minimizes its exposure to the impact of fluctuation in foreign exchange rates in situations for certain sales for products sold in Europe but manufactured in the U.S. through the movement of production of those products to Europe. There are no other activities of the Company where management believes exchange rates have a material impact with respect to the underlying transactions. The Company does not believe its exposure to changes in interest rates is significant due to the Company's debt consisting primarily of fixed rates and terms.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS

Financial Statement Schedule

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
CFC International, Inc.

In our opinion, the consolidated financial statements listed in the accompanying index on page 27 present fairly, in all material respects, the financial position of CFC International, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index on page 27 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 14, 2002

CFC INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 2,492,595	$ 298,871
Accounts receivable, less allowance for doubtful accounts of $583,000 (2001) and $537,000 (2000)	9,205,561	10,522,503
Inventories:		
Raw materials	2,638,602	3,379,534
Work in process	1,858,677	1,442,497
Finished goods	5,877,489	6,251,791
	10,374,768	11,073,822
Prepaid expenses and other current assets	760,081	313,871
Deferred income tax assets	2,987,413	2,806,060
Total current assets	25,820,418	25,015,127
Property, plant and equipment, net	24,792,724	26,402,365
Other assets	4,584,264	4,983,729
Total assets	$ 55,197,406	$ 56,401,221
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 2,762,909	$ 3,384,173
Accounts payable	3,285,526	2,563,536
Accrued compensation and benefits	1,165,878	1,240,811
Accrued expenses and other current liabilities	3,783,842	2,886,468
Total current liabilities	10,998,155	10,074,988
Deferred income tax liabilities	2,185,717	2,197,160
Long-term debt, net of current portion	19,371,422	21,033,717
Total liabilities	32,555,294	33,305,865
CONTINGENCIES (Note 13)		
STOCKHOLDERS' EQUITY:		
Voting Preferred Stock, par value $.01 per share, 750 shares authorized, no shares issued and outstanding	-	-
Common stock, $.01 par value, 10,000,000 shares authorized; 4,421,529 (2001) and 4,403,265 (2000) shares issued respectively	44,216	44,033
Class B common stock, $.01 par value, 750,000 shares authorized; 512,989 shares issued and outstanding	5,130	5,130
Additional paid-in capital	11,968,980	11,784,090
Retained earnings	14,472,467	14,547,001
Accumulated other comprehensive income	(1,557,100)	(1,513,407)
	24,933,693	24,866,847
Less 482,867 and 374,746 treasury shares of common stock, at cost	(2,291,581)	(1,771,491)
	22,642,112	23,095,356
Total liabilities and stockholders' equity	$ 55,197,406	$ 56,401,221

The accompanying notes are an integral part of the consolidated financial statements.

CFC INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	December 31,		
	2001	2000	1999
Net sales	$ 61,995,410	$ 68,239,646	$ 66,147,299
Cost of goods sold	41,033,060	43,063,070	42,598,521
Selling, general and administrative expenses	13,333,409	15,822,175	14,009,615
Research and development expenses	2,221,682	2,744,787	2,021,555
Depreciation and amortization expenses	4,075,995	4,225,365	3,329,021
International consolidation expense	-	768,000	-
Total operating expenses	60,664,146	66,623,397	61,958,712
Operating income	1,331,264	1,616,249	4,188,587
Interest expense	1,484,106	1,336,022	1,029,755
Interest income	(10,074)	(58,650)	-
Other expense	15,600	-	20,101
Other income	(29,280)	(162,959)	(28,800)
	1,460,352	1,114,413	1,021,056
Income (loss) before income taxes	(129,088)	501,836	3,167,531
Provision (benefit) for income taxes	(54,554)	179,989	922,219
Net income (loss)	($ 74,534)	$ 321,847	$ 2,245,312
Basic earnings per share			
Net income (loss) per share	($ 0.02)	$ 0.07	$ 0.49
Diluted earnings per share			
Net income (loss) per share	($ 0.02)	$ 0.07	$ 0.49

The accompanying notes are an integral part of the consolidated financial statements.

CFC INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31, 2001	2000	1999
Cash flow from operating activities:			
Net income (loss)	($ 74,534)	$ 321,847	$ 2,245,312
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	4,094,095	4,225,701	3,233,021
Deferred income taxes	(280,624)	(1,134,980)	(715,218)
Changes in assets and liabilities:			
Accounts receivable	1,407,355	(43,514)	868,925
Inventories	268,940	(1,230,074)	1,248,918
Prepaid expenses and other current assets	(405,989)	1,509,694	(1,115,609)
Accounts payable	418,214	55,346	(2,255,535)
Accrued compensation & benefits	(77,200)	12,728	(313,317)
Accrued expenses and other current liabilities	2,345,606	(1,650,641)	(101,028)
Net cash provided by operating activities	7,695,863	2,066,107	3,095,469
Cash flows from investing activities:			
Additions to property, plant and equipment	(2,359,388)	(3,757,789)	(2,957,717)
Cash invested in acquired business	-	-	(4,090,210)
Cash paid to acquire worldwide holographic business rights	-	(3,532,659)	-
Net cash used in investing activities	(2,359,388)	(7,290,448)	(7,047,927)
Cash flows from financing activities:			
Proceeds from Oeser term loan	-	-	4,457,100
Repayments of Oeser term loan	-	-	(8,055,000)
Proceeds from revolving credit agreements	5,110,962	2,650,000	5,321,313
Repayments of revolving credit agreements	(8,873,011)	(1,150,000)	-
Proceeds from term loans	2,690,598	3,938,816	-
Repayment of term loans	(463,706)	(1,750,577)	(811,008)
Repayment of IRB	(200,250)	(200,250)	(200,250)
Repayment of capital lease	-	(42,065)	(187,601)
Proceeds from issuance of common stock	73,086	64,514	72,049
Repurchase of common stock for treasury shares	(520,090)	(138,320)	(242,000)
Net cash provided (used in) by financing activities	(2,182,411)	3,372,118	354,603
Effect of exchange rate changes on cash and cash equivalents	(960,340)	242,105	72,249
Increase (decrease) in cash and cash equivalents	2,193,724	(1,610,118)	(3,525,606)
Cash and cash equivalents:			
Beginning of period	298,871	1,908,989	5,434,595
End of period	$2,492,595	$ 298,871	$ 1,908,989

The accompanying notes are an integral part of the consolidated financial statements.

CFC INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common stock	Class B common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Total stock holders' equity
Balance at December 31, 1998	$ 42,264	$ 5,182	$ 10,551,371	$ 11,979,842	($216,852)	($1,391,171)	$ 20,970,636
Comprehensive income:							
Net income				2,245,312			2,245,312
Foreign currency translation adjustment					(286,593)		(286,593)
Total comprehensive income				2,245,312	(286,593)		1,958,719
Employee stock purchases	111		71,938				72,049
Shares issued for Oeser acquisition	1,000		876,600				877,600
Restricted shares issued	500		107,786				108,286
Repurchase of common stock						(242,000)	(242,000)
Class B converted to common shares	52	(52)					-
Balance at December 31, 1999	43,927	5,130	11,607,695	14,225,154	(503,445)	(1,633,171)	23,745,290
Comprehensive income:							
Net income				321,847			321,847
Foreign currency translation adjustment					(1,009,962)		(1,009,962)
Total comprehensive income				321,847	(1,009,962)		(688,115)
Employee stock purchases	106		64,408				64,514
Repurchase of common stock						(138,320)	(138,320)
Vesting of restricted shares issued			111,987				111,987
Balance at December 31, 2000	44,033	5,130	11,784,090	14,547,001	(1,513,407)	(1,771,491)	23,095,356
Comprehensive income:							
Net loss				(74,534)			(74,534)
Foreign currency translation adjustment					(43,693)		(43,693)
Total comprehensive loss				(74,534)	(43,693)		(118,227)
Employee stock purchases	183		72,903				73,086
Repurchase of common stock						(520,090)	(520,090)
Vesting of restricted shares issued			111,987				111,987
Balance at December 31, 2001	$44,216	$5,130	$11,968,980	$14,472,467	($1,557,100)	($2,291,581)	$22,642,112

Number of shares	Common Stock Issued	Class B Common Stock	Treasury Stock
Balance at December 31, 1998	4,226,469	518,169	331,346
Employee stock purchase plan	11,051	-	-
Shares issued for Oeser acquisition	100,000	-	-
Restricted shares issued	50,000	-	-
Class B converted to common	5,180	(5,180)	-
Repurchase of common stock	-	-	22,000
Balance at December 31, 1999	4,392,700	512,989	353.346
Employee stock purchase plan	10,565	-	-
Repurchase of common stock	-	-	21,400
Balance at December 31, 2000	4,403,265	512,989	374,746
Employee stock purchase plan	18,264	-	-
Repurchase of common stock	-	-	108,121
Balance at December 31, 2001	4,421,529	512,989	482,867

The accompanying notes are an integral part of the consolidated financial statements.

CFC INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of business and principles of consolidation. CFC International, Inc. (the "Company") formulates, manufactures and sells chemically complex, multi-layered functional coatings and sophisticated holographic technologies. Its customers are primarily companies in the consumer products and medical supply industries. One pharmaceutical customer accounted for approximately 10, 9 and 8 percent of net sales during the years 2001, 2000 and 1999. The Company believes that it has no significant concentrations of credit risk based upon its industry and geographic mix of customers.

All significant intercompany transactions have been eliminated. Certain prior year amounts have been reclassified to conform to current year presentation.

Cash and cash equivalents. The Company considers all highly liquid investments with an original maturity of three months or less which are readily convertible into cash to be cash equivalents. Cash equivalents consist of overnight investments in government securities.

Inventories. Inventories are stated at the lower of cost or market, cost being determined on the first-in, first-out (FIFO) basis. Inventory cost includes cost of raw material, labor and overhead.

Property, plant and equipment. Property, plant and equipment are recorded at cost. The straight-line method is used to compute depreciation for financial reporting purposes. Major improvements and betterments are capitalized while maintenance and repairs that do not extend the useful life of the applicable assets are expensed as incurred.

Advertising costs. Advertising costs are expensed as incurred. Advertising costs were $135,000, $232,000 and $219,000 in calendar years 2001, 2000 and 1999, respectively.

Research and development costs. Research and development costs are expensed as incurred.

Revenue recognition. Revenue is recognized after products are shipped and billed to customers.

Warranty costs. Warranty costs are accrued for using estimates based upon the previous 12 months actual experience. The Company's policy is to allow customers a 90-day period to test the Company's products.

Foreign currency translation. The functional currencies of all foreign operations are their local currencies. The balance sheets of these entities are translated at year-end rates of exchange and their results of operations at weighted average rates of exchange for the year. Translation adjustments are recorded in the other comprehensive income section of stockholders' equity.

SFAS No. 123. The Company has adopted the "disclosure method" provisions of Statement of Financial Accounting Standards (SFAS No. 123) "Accounting for Stock-Based Compensation." As permitted by SFAS No. 123, the Company continues to recognize stock-based compensation costs under the intrinsic value base method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations.

Fair value of financial instruments. As of December 31, 2001, 2000 and 1999, the carrying amount of the Company's financial instruments approximates the estimated fair value based upon market prices for the same or similar type of financial instruments.

Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Other Assets. Other assets include $1.5 million which represents the excess of cost over the fair value of net assets of businesses acquired at December 31, 2001 and 2000, and $3.6 million represents the acquisition of certain holographic worldwide rights at December 31, 2000. These other assets are being amortized on a straight-line basis over periods of up to 15 years. Accumulated amortization amounted to $1,305,913 and $895,301 at December 31, 2001 and 2000, respectively. Amortization expense was $410,612, $365,347 and $159,837 in 2001, 2000 and 1999, respectively.

Statements of cash flows.

SUPPLEMENTAL DISCLOSURES

	For Year Ended December 31,		
	2001	**2000**	**1999**
Cash paid during the year for:			
Interest paid	$ 1,445,737	$ 1,336,529	$ 1,088,092
Income taxes paid	354,274	1,005,580	2,180,755
Non-cash investing and financing activities:			
Assumption of debt and issuance of securities for acquisition	-	-	16,800,000

Note 2. Acquisitions

On March 19, 1999, the Company acquired substantially all of the assets and assumed substantially all of the liabilities of Ernst Oeser & Son KG for approximately $20.8 million including cash, issuance of common shares, direct costs and assumption of debt. CFC Oeser formulates and manufactures chemically complex, multi-layered functional coatings including printed woodgrain patterns, simulated metal and pigmented products for the graphics and bookbinding industries. The total purchase price, plus liabilities assumed was allocated $9.4 million to property, plant and equipment and $11.4 million to net current assets. Severance liabilities of $0.6 million were recorded in connection with the Oeser acquisition, all of which have been paid. The Company financed the acquisition with $4.1 million cash and the issuance of 100,000 shares of restricted common stock, and assumed approximately $10.0 million of Ernst Oeser & Son KG's debt. The Company also incurred approximately $800,000 of fees associated with the acquisition. The results of operations of CFC Oeser have been included in the accompanying consolidated financial statements since March 19, 1999.

The following summarized unaudited pro forma financial information for the twelve months ended December 31, 1999 assumes the acquisition had occurred on January 1, 1999.

	1999
Net sales	$69,480,000
Net income	1,193,000
Earnings per share:	
Diluted	$ 0.27

The pro forma data does not purport to be indicative of the results that would have been obtained had these events actually occurred at the beginning of the periods presented and does not reflect any benefits for actions taken subsequent to the acquisition.

During 2000 the Company acquired the worldwide rights of the holographic technology of its former joint venture partner Applied Holographics PLC for $3.6 million, financed by a nine-month non-interest installment note issued by the Company and $400,000 in cash. The note was paid in September 2000. The rights are being amortized on a straight-line basis over a 15-year period.

Note 3. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31, 2001	December 31, 2000	Estimated Useful Life
Land	$ 3,322,827	$ 2,481,650	
Building	6,289,799	6,125,560	25 years
Machinery and manufacturing equipment	33,582,283	32,580,025	10 years
Furniture and office equipment	4,208,957	4,199,716	10 years
Construction in process	274,300	532,599	
	47,678,166	45,919,550	
Less - Accumulated depreciation	(22,885,442)	(19,517,185)	
	$ 24,792,724	$ 26,402,365	

Note 4. Long-Term Debt and Other Liabilities

Long-term debt consists of the following:

	2001	2000
Revolving credit arrangements	$ 750,000	$ 1,500,000
Illinois Revenue Bonds	3,052,416	3,205,000
Term Loan "A"	2,423,518	2,492,762
Term Loan "B"	13,263,845	13,270,685
Convertible Subordinated Note	1,666,666	2,000,000
Capital Leases	-	224,692
Note Payable	387,026	774,052
Other	590,992	950,699
	22,134,463	24,417,890
Less - Current portion	2,762,909	3,384,173
	$ 19,371,422	$ 21,033,717

Illinois Industrial Development Revenue Bonds. The Company received $4,005,000 of proceeds from the issuance of the bonds on June 20, 1996. The proceeds were used to fund the Company's 15,000 square foot addition to its primary production facility and the purchase of a new printing press for printed products.

The bonds bear interest at rates which are determined by the market and reset weekly, the maximum annual rate being 12%. The annual rate was 2.74%, 4.24% and 3.65% for 2001, 2000 and 1999. Annual principal payments of $200,250 are required through 2007, with the principal balance payable on June 1, 2008. Interest is paid monthly.

Term Loans. Term Loan "A" is payable in monthly principal and interest (at 7.05%) installments of $20,431 with a final principal payment due November 1, 2003.

Term Loan "B" consists of a revolver and several loans, associated with the Company's acquisition of CFC Oeser. The revolver expires on April 15, 2004, and interest is payable monthly at a fixed rate of 6.0%. The various loans have quarterly interest payable at their respective interest rates ranging from 5.0% to 7.0%. These loans contain certain financial covenants.

Also included in Term Loan "B" are proceeds of a $3.2 million note issued on September 6, 2000 associated with the Company's purchase of the worldwide rights to market holographic products. The note was refinanced in the amount of $5.8 million on June 1, 2001 to fund capital expenditures. This loan is payable in monthly principal installments of $60,138 plus interest at a fixed rate of 7.70%. This portion of Term Loan "B" matures on September 18, 2005.

Convertible Subordinated Debt. On September 3, 1997, the Company issued a ten-year, 6% convertible subordinated note in the principal amount of $3,000,000 with nine annual principal payments of $333,333 commencing in September 1998. The Note was issued to the seller in the Company's acquisition of Northern Bank Note Company. The Note is convertible, in whole or in part, at the option of the holder beginning after the first anniversary of the Note, into Common Stock of the Company at a conversion price of $14.00 per share. The Note has been callable, since September 3, 2000, at premiums starting at 102% of face value and declining thereafter. In addition, the Note is callable if the Company's stock price exceeds 110% of the conversion price for twenty consecutive days. The Company's stock price since the date of issuance of the debt has been below the conversion price and no beneficial conversion feature existed at the date of issuance, thus no portion of the proceeds from issuance was accounted for as attributable to the conversion feature. The Note agreement contains covenants that include certain financial tests, including restrictions on indebtedness.

Note Payable. Effective October 1, 1998, the Company bought the remaining 25% owned by the joint venture partner of CFC Applied Holographics, a partnership formed to manufacture and market holograms. The Company agreed to pay the joint venture partner in the amount of $1,548,103 on a quarterly basis over 4 years for its minority interest.

Revolving Credit Arrangements. The Company and its subsidiaries have various revolving credit arrangements that provide for maximum borrowings of approximately $31.3 million. Amounts available under these arrangements as of December 31, 2001 were $9.2 million. Interest under the credit agreements range from prime to 2.0% over certain bank base rates. The revolving credit arrangements expire at various dates beginning in 2003 through 2008. Under the main credit line, the Company is required to pay a quarterly fee for the unused portion at an amount equal to .125% times the daily average of the unused portion. Such payments in 2001, 2000 and 1999 were not significant.

The credit agreements contain covenants which, among other things, restrict new indebtedness and dividend declarations and include a requirement of a minimum of $1,000 of pretax income. The credit agreement also requires the Company to maintain a compensating balance and contains a subjective acceleration clause. In February 2002 the bank waived the default of the financial covenant related to annual pretax income for 2001. The borrowings are collateralized by substantially all of the Company's assets.

Other. Other long-term debt is primarily the balance of a settlement of a sales tax dispute, payable in monthly installments of $12,313 through December 31, 2005, with interest at 9.0%.

Aggregate minimum principal payments for long-term debt as of December 31, 2001 are as follows:

2002	$ 2,762,909
2003	4,955,784
2004	6,657,593
2005	1,524,031
2006	4,174,322
Thereafter	2,059,692
	$22,134,331

Note 5. Income Taxes

The income tax provision (benefit) consists of the following:

	For Year Ended December 31, 2001	2000	1999
Current:			
Federal	$ 353,195	$ 724,332	$ 1,266,583
State	88,937	153,576	255,097
Foreign	(140,564)	437,062	115,757
Deferred	(356,122)	(1,134,981)	(715,218)
	($ 54,554)	$ 179,989	$ 922,219

The income tax provision (benefit) differs from the amounts of income tax determined by applying the applicable U.S. statutory federal income tax rate to income (loss) before taxes as a result of the following differences:

	2001 Actual	2000 Actual	1999 Actual
Statutory U.S. tax rate	(34.0%)	34.0%	34.0%
Differences resulting from:			
State and local taxes	(4.8%)	4.8%	4.4%
Effect of foreign taxes	(4.5%)	(4.8%)	(4.6%)
Other, net	1.0%	2.0%	(4.7%)
Effective tax rate	(42.3%)	36.0%	29.1%

Deferred tax liabilities (assets) result from the following:

	December 31, 2001	2000
Depreciation	$2,185,718	$2,199,995
Foreign net operating loss carryforward	(2,058,626)	(1,547,639)
Other primarily reserves and accruals	(928,788)	(1,261,256)
	($801,696)	($608,900)

The foreign net operating loss carryforwards (NOL's) are primarily related to income taxation in Germany and may be carried forward to offset future taxable income in Germany. At present, the unused NOL's have no expiration dates.

Note 6. Business Segment and International Operations

The Company and its subsidiaries operate in a single business segment, the formulating and manufacturing of chemically-complex, multi-layered functional coatings within this business segment, the Company produces five primary coating products, with annual sales of these products (in millions) as follows:

	2001	2000	1999
Holographic Products	$ 10.5	$ 13.2	$ 10.4
Printed Products	17.5	17.5	17.5
Pharmaceutical Products	10.7	8.9	9.1
Security Products	9.4	7.9	8.8
Simulated Metal and Other Pigmented Products	13.9	20.7	20.3
Total	$ 62.0	$ 68.2	$ 66.1

The following table provides sales and long-lived asset information by geographic area as of and for the years ended December 31:

	Sales			Net Fixed Assets	
	2001	2000	1999	2001	2000
United States	$32,369,480	$32,990,961	$34,540,298	$15,389,175	$16,209,501
Europe	20,220,510	27,407,372	24,549,859	9,403,549	10,161,791
Other Foreign	9,405,420	7,841,313	7,057,142	-	31,073
	$61,995,410	$68,239,646	$66,147,299	$24,792,724	$26,402,365

Foreign revenue is based on the country in which the customer is domiciled.

Note 7. International Operations and Export Sales

The Company has divisions in Europe and until April 2001 in Asia. The following data in U.S. dollars, relative to the subsidiaries, is included in the accompanying financial statements as of and for the year ended December 31:

Europe

	2001	2000	1999
Assets	$14,458,243	$ 15,653,695	$ 21,845,393
Liabilities	9,938,719	12,021,024	14,686,398
Net sales	20,220,510	27,407,372	24,549,859
Net (loss)	(1,032,213)	(839,484)	(429,142)

Asia

	2001	2000	1999
Assets	$ -	$ 914,879	$ 447,881
Liabilities	-	179,304	176,630
Net sales	536,343	1,225,358	1,154,671
Net income (loss)	17,000	(382,013)	(117,673)

Export sales from U.S. operations amounted to $9,405,420, $7,841,313 and $7,057,142 in 2001, 2000 and 1999, respectively.

Note 8. Profit Sharing Plan

The Company maintains a profit sharing 401(K) plan for the benefit of all eligible employees in the United States, as defined under the plan agreement. Eligible employees may contribute up to 18% of their compensation to the plan subject to the maximum deferral limitations established by the IRS. Employee contributions are matched by the Company at the rate of 50% on the first 4% of the employee's contribution. As a part of the 401(K) the Company can determine a discretionary profit sharing amount. The Company had no discretionary profit sharing expense for the three years presented. The Company incurred approximately $139,400, $174,100 and $97,500 of 401(K) matching expense during 2001, 2000 and 1999, respectively.

Note 9. Stockholders' Equity

The Company has authorized 750 shares of Voting Preferred Stock, par value $.01 per share, which has no preemptive, conversion, redemption, or exchange rights. Dividends and liquidation preference shall be applied to the purchase price per share. The Company's principal stockholder holds an option to purchase 534 shares of voting preferred stock, subject to anti-dilution adjustments, par value $.01 per share, which voting preferred stock is entitled to 1,000 votes per share, quarterly dividends at an annual rate equal to the prime rate in effect as of the prior December 31 applied to the $500 per share exercise price and a liquidation preference of $500 per share plus any accumulated and unpaid dividends. The option is currently exercisable, and is not transferable.

Common stock and Class B common stock have identical rights and privileges except for voting and conversion rights. Class B common stock is nonvoting, and is convertible at any time into an equal number of shares of common stock except that the conversion option is not available to any Class B common stockholder affiliated with the Company's principal common stockholder. During 1999 there were 5,180 shares of Class B common stock converted into shares of common stock, and there were no conversions in 2001 or 2000.

Note 10. Stock Option Plans

The Company has a non-qualified stock option plan for its employees and directors (the "Stock Option Plan") and a director's stock option plan for its non-employee directors (the "Director's Stock Option Plan").

Stock Option Plan. The Stock Option Plan consists of two arrangements – the "1995 Plan" and the "2000 Plan." A total of 400,000 shares of common stock are reserved for issuance under the Plans, subject to anti-dilution and adjustment provisions. No options may be granted after August 15, 2005 (1995 Plan), or after November 6, 2009 (2000 Plan). If an option expires or is terminated or cancelled unexercised, the shares related to such options are returned to total shares reserved for issuance.

Options granted under the Plan have a term of ten years and generally vest over a period of four years.

Information on stock options under the Stock Option Plan is summarized as follows for the years 1999 to 2001:

		Price Per Share	
	Shares	Range	Weighted Average
Balance, December 31, 1998	167,571	$10.87 - $15.25	$11.86
Granted	89,800	$ 8.50 - $10.70	$ 9.43
Forfeited	(9,500)	$ 9.00 - $15.25	$11.54
Balance, December 31, 1999	247,871	$ 8.50 - $15.25	$11.11
Granted	92,000	$ 5.25 - $ 6.94	$ 6.28
Cancelled	(178,777)	$ 5.50 - $12.75	$ 9.38
Forfeited	(11,000)	$ 5.38 - $12.50	$ 9.60
Balance, December 31, 2000	150,094	$ 5.25 - $15.25	$7.45
Granted	68,500	$ 3.85 - $ 4.20	$3.98
Forfeited	(45,948)	$ 4.20 - $10.88	$8.66
Balance, December 31, 2001	172,646	$3.85 - $15.25	$11.49

No options were cancelled or exercised in 1999 to 2001 except as indicated in the table above.

The characteristics of outstanding and of exercisable stock options under the Stock Option Plan at December 31, 2001 were as follows:

	Outstanding			Exercisable	
Exercise Prices	Shares	Life	Weighted Avg. Price	Shares	Weighted Avg. Price
$ 3.85 - $ 6.00	77,279	9.7	$ 4.07	5,805	$ 3.50
$ 6.01 - $10.00	38,054	8.7	$ 8.88	15,250	$ 8.98
$10.01 - $15.25	57,313	5.7	$12.33	36,950	$12.35

The weighted average Black-Scholes value of options granted under the Stock Option Plan during 1999, 2000 and 2001 was $3.93, $3.93 and $4.00. The weighted average remaining contractual lives at December 31, 1999, 2000 and 2001 was 7.1 years, 7.6 years and 8.0 years.

Director Stock Option Plan. The Company's Director Stock Option Plan consists of two arrangements – the "1995 Plan" and the "2000 Plan". A total of 50,000 shares of common stock are reserved for issuance under each of the 1995 and 2000 Plans, subject to anti-dilution and other adjustment provisions. Options granted have a term of ten years subject to earlier termination if the optionee's service as a director terminates. Options granted become exercisable at 25% of the shares each successive twelve-month period after the date of the grant.

Information on stock options under the Company's Directors Stock Option Plan is summarized below:

		Price Per Share	
	Shares	Range	Weighted Average
Balance, December 31, 1998	40,000	\$8.75 - \$9.50	\$9.31
Granted	10,000	\$5.81	\$5.81
Balance, December 31, 1999	50,000	\$5.81 - \$9.50	\$8.67
Balance, December 31, 2000	50,000	\$5.81 - \$9.50	\$8.67
Granted	40,000	\$4.87	\$4.87
Balance, December 31, 2001	90,000	\$4.87 - \$9.50	\$6.95

No options were cancelled, forfeited or exercised in 1999 to 2001.

The characteristics of outstanding and of exercisable stock options under the Directors Stock Option Plan at December 31, 2001 were as follows:

	Outstanding			Exercisable	
Exercise Prices	Shares	Life	Weighted Avg. Price	Shares	Weighted Avg. Price
\$4.87	40,000	9.2	\$4.87	-	\$ -
\$5.81	10,000	8.4	\$5.81	2,500	\$5.81
\$8.75	10,000	5.6	\$8.75	10,000	\$8.75
\$9.50	30,000	3.9	\$9.50	30,000	\$9.50

The weighted average Black-Scholes value of options granted under the Directors Stock Option Plan during 1999, 2000 and 2001 was \$3.93, \$3.93 and \$4.00. The weighted average remaining contractual lives at December 31, 1999, 2000 and 2001 was 7.1 years, 7.6 years and 7.8 years.

The weighted average Black-Scholes values of options granted under the Plans and the Stock Option Plan are estimated at the date of grant using the Black-Scholes option pricing model utilizing expected volatility calculations based on historical data of companies with similar structure and volatility over a period commensurate to the expected term of the options (25% to 44%) and risk free rates based on U.S. government strip bonds on the date of grant with maturities equal to the expected option term (5.16% to 6.74%). The expected lives were determined to be 6 years for employee options and 9.5 years for options under the Performance Plan and dividends are assumed to be zero.

Options granted under the Directors Stock Option Plan and the Stock Option Plan have exercise prices equal to the fair market value of the shares on the date of grant.

The Company applies APB 25 and related Interpretations in accounting for the aforementioned Plans. Accordingly, no compensation cost has been recognized for the Stock Option Plan or the Director Stock Option Plan. Had compensation cost for the Company's Plans been determined based upon the fair value method, as defined in SFAS No. 123, the Company's net earnings per share would have been reduced to the pro-forma amounts indicated below:

	2001	2000	1999
Pro-forma net income (loss) (dollars in 000's)	($244)	$349	$2,067
Pro-forma earnings (loss) per share (basic)	($0.05)	$0.08	$0.45
Pro-forma earnings (loss) per share (diluted)	($0.05)	$0.08	$0.45

Note 11. Employee Stock Purchase Plan

In August 1995, the Company's stockholders approved an Employee Stock Purchase Plan (the "Stock Purchase Plan") which is administered by a committee appointed by the Board of Directors. Pursuant to the Stock Purchase Plan, 100,000 shares of common stock are reserved for issuance, which may be offered for sale to employees through annual options to be granted in the five-year period commencing January 1, 1996. During 2001, 2000 and 1999 respectively, 18,264, 10,565 and 11,051 shares of common stock were issued pursuant to the Stock Purchase Plan. The Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. Generally, all persons who have been employed by the Company on a full-time basis for at least six months, except holders of more than 5% of the Company's common stock, are eligible to participate in the Stock Purchase Plan. The Stock Purchase Plan permits eligible employees to purchase common stock (which may not exceed the lesser of $10,000 or 10% of an employee's compensation), at 95% of the fair market value of the common stock at the grant date or purchase date, whichever is less. The shares are purchased automatically at the end of the quarter for such number as may be purchased with the accumulated payroll deductions of the employee on that date. Employees may terminate their participation in the Stock Purchase Plan at any time and participation automatically ends upon termination of employment with the Company. The Stock Purchase Plan will terminate at any time upon the discretion of the Board of Directors or when the participating employees become entitled to purchase a number of shares equal to the number of shares remaining.

Note 12. Earnings (Loss) Per Share

	2001			2000			1999		
	(Loss)	Shares	Per Share	Income	Shares	Per Share	Income	Shares	Per Share
Basic Earnings per Share:									
Income (loss) available to Common Stockholders	($74,534)	4,525,531	($0.02)	$ 321,539	4,568,318	$ 0.07	$2,245,312	4,546,015	$ 0.49
Effect of Dilutive Securities:									
Options exercisable		988			3,961			2,533	
Convertible debt							93,000	176,038	
Diluted Earnings per Share	($74,534)	4,526,519	($0.02)	$ 321,539	4,572,279	$ 0.07	$2,338,312	4,724,586	$ 0.49

Note 13. Commitments and Contingencies

The Company's former parent has been named by government environmental agencies as a "potentially responsible party" with respect to a waste disposal site. The former parent and other potentially responsible parties have entered into a settlement agreement with such agencies that provides for the remediation of the site, estimated to cost approximately $40 million, based upon currently available facts. While the Company has been named a potentially responsible party, the former parent and the Company have reached an agreement whereby the former parent and the Company will share equally in 0.24% (or .12% each) of the total cost of remediation that is ultimately determined to be attributed to waste produced by the Company's former parent. Additionally, the Company and nineteen other parties were defendants in litigation filed by another party at the same site seeking reimbursement for some portion of the $1 million spent for clean up outside of the aforementioned settlement. The Company paid $4,000 in full settlement of this suit in 1995. In 1992, the Company recorded a liability of $300,000 related to these matters, of which approximately $50,000 was paid in 1996. It is management's opinion, based upon investigation of the quantities and types of waste and the other parties involved, that the Company's share of any liability will not substantially exceed the accrual of $140,937 at December 31, 2001. The adequacy of this reserve is reviewed periodically as more definitive information becomes available. The Company made a payment of $44,027, which represented a progress payment for remediation of this site in January 2002. The Company's former parent has been notified it may be a potential responsible party with respect to environmental liabilities at the Galaxy Superfund site in Elkton, Maryland. At this time, the Company's liability, if any, can not be ascertained, however, the Company's management believes this will not have a material effect on the financial statements.

During fiscal 2000, the Company reached a settlement with the State of Illinois relating to sales tax owed on purchases for the period 1992 to 1999. Pursuant to the terms of the settlement, the Company agreed to pay $738,616 plus interest evenly over a five-year period. Accruals for this matter had been established in prior years and under the terms of the settlement such accruals were reclassified to long-term liabilities.

At December 31, 2001, the Company has non-cancelable operating leases for which future minimum rental commitments are estimated to total $4,565,050, including $597,083 in 2002, $494,232 in 2003, $468,394 in 2004, $383,792 in 2005, and $1,885,685 thereafter. Rental expense under non-cancelable operating leases totaled $735,863 in 2001, $889,039 in 2000 and $626,850 in 1999.

Note 14. Selected quarterly financial data (unaudited), in thousands, except per share data

	Quarter Ended							
	Dec. 31 2001	Sept. 30 2001	June 30 2001	Mar. 31 2001	Dec. 31 2000	Sept. 30 2000	June 30 2000	Mar. 31 2000
Revenues	$ 16,451	$ 14,621	$ 14,614	$ 16,310	$ 14,900	$ 17,281	$ 17,801	$ 18,258
Cost of goods sold	10,420	10,470	9,594	10,549	10,498	11,163	10,624	10,778
Operating income (loss)	1,092	(588)	163	665	(861)	(360)	1,286	1,553
Net income (loss)	567	(652)	(147)	157	(776)	(442)	732	812
Basic earnings (loss) per share	0.13	(0.14)	(0.03)	0.03	(0.17)	(0.10)	0.16	0.18
Diluted earnings (loss) per share	0.13	(0.14)	(0.03)	0.03	(0.16)	(0.10)	0.15	0.18

The third and fourth quarters of 2000 and the second and third quarters of 2001 include benefits for income taxes resulting from net losses from operations, and the reversal of tax provisions previously provided for operations incurring net losses for the year.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Directors

The information appearing under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement for the Annual Meeting of Stockholders to be held in 2002 (the "Proxy Statement"), is incorporated herein by reference.

Officers

Set forth below are the names of the executive officers and officers of the Company and its subsidiaries, their ages at December 31, 2001, the positions they hold with the Company or its subsidiaries, and summaries of their business experience. Executive officers and officers of the Company are elected by and serve at the discretion of the Board of Directors of the Company.

Name	Age	Position
Roger F. Hruby	66	Chairman of the Board of Directors, Chief Executive Officer
Richard L. Garthwaite	51	President, Chief Operating Officer and Director
Dennis W. Lakomy	56	Executive Vice President, Chief Financial Officer, Secretary, Treasurer and Director
Scott D. Coney	35	Vice President of Operations
William A. Herring	54	Senior Vice President of Research and Development, Acting Managing Director Europe
Edward Zelasko	44	Vice President, Sales North America
Mark A. Lamb	50	Vice President and General Manager - Holography

Roger F. Hruby, Chairman of the Board, Chief Executive Officer, and President and Chief Operating Officer of the Company's predecessor, Bee Chemical, from 1977 until the sale of that company to Morton Thiokol, Inc., in 1985, at which time Mr. Hruby also became its Chief Executive Officer. Mr. Hruby also organized the formation of Bee Chemical's Japanese joint venture in 1970 and supervised its growth from a start-up venture to a significant manufacturing company with sales in excess of $40 million. In 1986, Mr. Hruby formed the Company, which purchased Bee Chemical's specialty transferable solid coatings division from Morton Thiokol and has been Chairman of the Board, Chief Executive Officer, and until June 1995, President of the Company since the date of its incorporation. Mr. Hruby has been involved in the specialty chemical industry since 1958. Mr. Hruby earned a bachelors degree in chemistry from North Central College and a Masters of Business Administration from the University of Chicago.

Richard L. Garthwaite, President, Chief Operating Officer and a Director, joined the Company in January 1999. Prior to joining the Company, Mr. Garthwaite served from 1990 as President and Chief Executive Officer of A.L. Hyde Company. Mr. Garthwaite earned a bachelors degree from The University of Michigan cum laude and a masters degree of business administration from Harvard Business School.

Dennis W. Lakomy, Executive Vice President, Chief Financial Officer, Secretary, Treasurer and a Director of the Company, joined Bee Chemical in 1975 and served as Vice President and Controller of that company from 1982 until co-founding CFC with Mr. Hruby in 1986. Mr. Lakomy was elected a director of the Company in August 1995. Mr. Lakomy earned a bachelors degree in accounting from Loyola University of Chicago and a Masters of Business Administration from the University of Chicago.

Scott D. Coney, Vice President of Operations, joined the Company in August 1999. Prior to joining the Company, Mr. Coney served from 1994 in various management positions with Stimsonite Corporation. Mr. Coney had been in the position of Plant Manager with Stimsonite since 1997. Mr. Coney earned a bachelors degree from Purdue University and a Masters of Business Administration from Loyola University of Chicago.

William A. Herring, Senior Vice President of Research and Development of the Company, Acting Managing Director of Europe, joined the Company in June 1996 as Vice President of Operations and on July 1, 1999 became head of Research and Development. On December 31, 2001, Mr. Herring became Acting Managing Director of CFC Europe. Prior to joining the Company, Mr. Herring served from 1992 as Vice President - Manufacturing and Technology with Central Products Company, where he was responsible for three manufacturing locations and five distribution centers. Mr. Herring earned a bachelors and a masters degree from the University of Missouri in Chemical Engineering.

Edward Zelasko, Vice President, Sales North America, joined the Company in June 25, 1990 as a Technical Sales Representative. Mr. Zelasko has held several sales management positions with the Company. Mr. Zelasko earned a Bachelor of Science in Commerce, and a Masters of Business Administration in Marketing from DePaul University of Chicago, Illinois.

Mark A. Lamb, Vice President and General Manager - Holography of CFC-Northern Bank Note joined Northern Bank Note in 1977, and has held various positions in production, sales and marketing and executive management before assuming the General Manager position in September 1997. In 2001, Mr. Lamb also became responsible for the Company's holographic sales. Mr. Lamb holds a B.S. Degree from Northern Illinois University and graduated from the Printing Industry of America's Executive Development Program.

ITEM 11. EXECUTIVE COMPENSATION

Information appearing under the caption "Management Compensation" in the Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information appearing under the caption "Principal Stockholders" in the Proxy Statement is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

William G. Brown, a director of the Company since 1995, currently is a member of Bell, Boyd & Lloyd LLC, Chicago, Illinois, which was retained by the Company to provide services in fiscal 2001.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) (1) *Financial Statements*
Reference is made to the information set forth in Part II, Item 8 of this Report, which information is incorporated herein by reference.

(a) (2) *Financial Statement Schedules*
Reference is made to the information set forth in Part II, Item 8 of this Report, which information is incorporated herein by reference.

(a) (3) *Exhibits*
The exhibits to this report are listed in the Exhibit Index included elsewhere herein. Included in the exhibits listed therein are the following exhibits, which constitute management contracts or compensatory plans or arrangements.

10.2 Stock Option Plan of the Company
10.3 Director Stock Option Plan of the Company
10.4 Employee Stock Purchase Plan of the Company
10.5 Stock Option Agreement with Roger Hruby
10.6 2000 Stock Option Plan of the Company
10.7 2000 Director's Stock Option Plan of the Company

(b) *Reports on Form 8-K*
The Company filed no Report on Form 8-K in the fourth quarter of 2001.

(c) *Exhibits*

Exhibit Number	Description of Exhibit
3.1	Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's registration statement on Form S-1, Registration No. 33-96110).
3.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's registration statement on Form S-1, Registration No. 33-96110).
4.1	Specimen Certificate Representing Shares of Common Stock (incorporated by reference to Exhibit 4.1 to the Company's registration statement on Form S-1, Registration No. 33-96110).
10.1(a)	Amended and Restated Credit Agreement, dated as of March 18, 1992, between the Company and LaSalle Northwest National Bank, as amended (the "Credit Agreement") (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1, Registration No. 33-96110).
10.1(b)	Tenth Amendment to the Credit Agreement, dated as of June 1, 1996, and related documents (incorporated by reference to Exhibit 10.1(b.) to the Company's Report on Form 10-K for the year ended December 31, 1997).
10.1(c)	Eleventh Amendment to the Credit Agreement, dated as of February 1, 1997, and related documents (incorporated by reference to Exhibit 10.1(c) to the Company's Report on Form 10-K for the year ended December 31, 1997).
10.1(d)	Twelfth Amendment to the Credit Agreement, dated as of March 3, 1997, and related documents (incorporated by reference to Exhibit 10.1(d) to the Company's Report on Form 10-K for the year ended December 31, 1997).
10.1(e)	Sixth Amendment to Mortgage and Assignment of Rents and Leases, dated as of November 13, 1998, and related documents (incorporated by reference to Exhibit 10.1(e) to the Company's Report on Form 10-K for the year ended December 31, 1998).

10.1(f) Third Amendment to Amended and Restated Loan Agreement dated July 6, 2000 between the Company and LaSalle Bank National Association, and related documents (incorporated by reference to Exhibit 10.1(a) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000).

10.1(g) Fourth Amendment to Amended and Restated Loan Agreement dated September 5, 2000 between the Company and LaSalle Bank National Association, and related documents (incorporated by reference to Exhibit 10.1(b) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000).

10.1(h) Amendment to Reimbursement Agreement dated July 6, 2000 between CFC Europe GmbH (f/k/a Sesvenna 20. Vermogensverwaltungs GmbH) and LaSalle Bank National Association, and related documents (incorporated by reference to Exhibit 10.1(c) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000).

10.2 Stock Option Plan of the Company (incorporated by reference to Exhibit 10.7 to the Company's registration statement on Form S-1, Registration No. 33-96110).

10.3 Director Stock Option Plan of the Company (incorporated by reference to Exhibit 10.8 to the Company's registration statement on Form S-1, Registration No. 33-96110).

10.4 Employee Stock Purchase Plan of the Company (incorporated by reference to Exhibit 10.9 to the Company's registration statement on Form S-1, Registration No. 33-96110).

10.5 Stock Option Agreement, dated August 18, 1995, between the Company and Roger F. Hruby, as amended (incorporated by reference to Exhibit 10.10 to the Company's registration statement on Form S-1, Registration No. 33-96110).

10.6 2000 Stock Option Plan of the Company (incorporated by reference to Appendix A to the Company's Definitive Proxy Statement filed with the Commission on March 24, 2000, Commission File No. 0-27222).

10.7 2000 Director Stock Option Plan of the Company (incorporated by reference to Appendix B to the Company's Definitive Proxy Statement filed with the Commission on March 24, 2000, Commission File No. 0-27222).

10.8(a) CFC Applied Holographics Joint Venture Agreement dated April 1, 1992, among the Company, CFC Management, Inc., Applied Holographics PLC, and Applied Holographics, Inc., as amended, and related Partnership Agreement, Representation Agreement, and License Agreement (incorporated by reference to Exhibit 10.13 to the Company's registration statement on Form S-1, Registration No. 33-96110).

10.8(b) CFC Applied Holographics Joint Venture Termination Agreement dated November 29, 1999 among the Company, CFC Management, Inc., Applied Holographics PLC, and Applied Holographics Inc., filed herewith.

10.9 Purchase Agreement, dated November 18, 1994, between the Company and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.14 to the Company's registration statement on Form S-1, Registration No. 33-96110); Contract renewal agreement dated as of February 15, 1998 (incorporated by reference to Exhibit 10.6 to the Company's Report on Form 10-K for the year ended December 31, 1998); Contract renewal agreement dated as of March 1, 2001 (filed herewith).

10.10 Form of Indemnification Agreement between the Company and each of its Officers and Directors (incorporated by reference to Exhibit 10.15 to the Company's registration statement on Form S-1, Registration No. 33-96110).

21.1 List of Subsidiaries of the Company

23.1 Consent of Independent Accountants

All other exhibits are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

CFC INTERNATIONAL, INC.

FINANCIAL STATEMENT SCHEDULES
SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning Of Year	Additions Due To CFC Oeser Acquisition	Additions Charged To Costs and Expenses	Deductions*	Balance at end Of Year
Year Ended December 31, 1999 Allowance for Doubtful Accounts	$ 625	$ 668	$ 2,198	($2,282)	$ 1,209
Year Ended December 31, 2000 Allowance for Doubtful Accounts	$ 1,209	$ -	$ 1,708	($2,380)	$ 537
Year Ended December 31, 2001 Allowance for Doubtful Accounts	$ 537	$ -	$ 1,258	($1,212)	$ 583

* Deductions represent credit memos and amounts written off.

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

SIGNATURES

Pursuant to the requirements Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 18, 2002.

CFC INTERNATIONAL, INC.

By: /s/ ROGER F. HRUBY
Roger F. Hruby
Chairman of the Board of Directors,
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 18, 2002.

Signature	Title
Principal Executive Officer:	
/s/ ROGER F. HRUBY .	Chairman of the Board of Directors, Chief Executive Officer
Principal Financial/Accounting Officer:	
/s/ DENNIS W. LAKOMY . Dennis W. Lakomy	Executive Vice President, Chief Financial Officer, Secretary, Treasurer and Director
A Majority of the Directors:	
/s/ ROGER F. HRUBY .	Director
/s/ WILLIAM G. BROWN .	Director
/s/ ROBERT B. COVALT .	Director
/s/ DENNIS W. LAKOMY .	Director
/s/ RICHARD L. GARTHWAITE .	Director
/s/ RICHARD PIERCE .	Director
/s/ DAVID D. WESSELINK .	Director